Filed under Rule 424(b)(3)
Registration No.: 333-131315

PROSPECTUS

31,191,606 of Convertible Debentures due 2012

37,517,065 Ordinary Shares

        This prospectus relates to the resale, from time to time, by the selling securityholders named in this prospectus of up to:

—	$31,191,606 aggregate principal amount of our issued and outstanding convertible debentures due 2012 held by the selling securityholders;
—	37,517,065 ordinary shares issuable upon the conversion of the debentures and the exercise of warrants.

        The debentures are each convertible into our ordinary shares, on or before December 27, 2011 at a conversion price of one ordinary share per each $1.10 amount of outstanding principal of the debentures, which conversion price may be adjusted from time to time (see “Description of the Debentures – Conversion of Debentures”). This prospectus also relates to the offering by the company of up 28,356,005 ordinary shares issuable upon conversion of the debentures and 9,161,060 ordinary shares issuable upon the exercise of warrants to persons to whom the debentures and ordinary shares may be sold or otherwise transferred by the selling securityholders.

        The selling securityholders may sell all or any portion of these securities in one or more transactions through (i) Nasdaq, the Tel Aviv Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise; (ii) directly to purchasers or through agents, brokers, dealers or underwriters; (iii) at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; or (iv) or any other means described in the section entitled “Plan of Distribution.”

        Our ordinary shares are listed on the NASDAQ National Market under the symbol “TSEM” and on the Tel Aviv Stock Exchange in Israel under the symbol “TSEM.” The debentures are listed on the NASDAQ Capital Market under the symbol “TSEMG” and the Tel Aviv Stock Exchange under the symbol “TSEM.C2" and may be identified on the Tel Aviv Stock Exchange as Debentures (Series B). On February 28, 2006, the last reported sale price of our ordinary shares on the NASDAQ National Market was $1.39 per share and on the Tel Aviv Stock Exchange was NIS 6.56 per share. The last reported sale price of our debentures on the NASDAQ Capital Market was $1.44 per debenture on February 9, 2006 and on the Tel Aviv Stock Exchange was NIS 5.97 per debenture on February 28, 2006.

        The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 2.

        None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

The date of this prospectus is March 15, 2006

ABOUT TOWER SEMICONDUCTOR LTD.

        We are a pure-play independent wafer foundry dedicated to the manufacture of semiconductors, strategically focused on embedded non-volatile memory, complementary metal oxide semiconductor (CMOS) image sensor, mixed signal and radio frequency CMOS (RFCMOS) technologies. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors using advanced production processes for our customers primarily based on third party designs and our own proprietary designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 0.13-micron. We also provide complementary technical services and design support. ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

        In January 2001, we commenced construction of a new, state-of-the-art wafer fabrication facility, which we refer to as Fab 2, located in Migdal Haemek, Israel and adjacent to our first facility, Fab 1. Depending on the process technology and product mix, as of December 31, 2005, Fab 1 is able to achieve capacity levels of approximately 16,000 wafers per month. In 2003, we completed the infrastructure of Fab 2 and commenced production wafer shipments from this Fab. Fab 2 is designed to operate in geometries of 0.18-micron and below, using advanced materials and advanced CMOS technology licensed from Freescale and Toshiba and other technologies that we developed and will develop independently or with development partners. Production capacity at the end of December 2005 was 15,400 wafers per month. Depending on the process technology and product mix, when fully ramped-up we estimate that Fab 2 will be able to achieve capacity levels of up to 36,000 wafers per month.

        Manufacturing or production capacity refers to installed equipment capacity in our facilities and is a function of the process technology and product mix being manufactured because certain processes require more processing steps than others. All information herein with respect to the wafer capacity of our manufacturing facilities is based upon our estimate of the effectiveness of the manufacturing equipment and processes in use or expected to be in use during a period and the actual or expected process technology mix for such period. Unless otherwise specifically stated, all references herein to “wafers” in the context of capacity in Fab 1 are to 150-mm wafers and in Fab 2 are to 200-mm wafers.

        Our manufacturing facilities and executive offices are located in the Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek, 23105 Israel, and our telephone number is 972-4-650-6611.

        Additional information about us and our operations may be found at our web site: www.towersemi.com. Information on our website is not incorporated by reference in this prospectus.

RISK FACTORS

        An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our debentures that are convertible into our ordinary shares. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

        Risks Affecting Our Business

If we do not raise additional funds, we may not be able to maintain our operations.

        In accordance with the amended credit facility agreement with our banks, in addition to amounts we have raised to date, we are required to raise approximately $8 million by June 30, 2006. Even if we raise these additional funds, we will still need to raise significant additional funds in order to maintain our operations and finance our short-term activities and liabilities in 2006, at least until we achieve positive cash flows from our operations. In the event we fail to raise the amounts required for our short-term activities and liabilities in 2006, we may have to cease our operations.

If we do not complete the equipment installation, technology transfer and ramp-up of production in Fab 2, our business will be materially adversely affected.

        Fab 2 production capacity at the end of December 2005 was 15,400 200-mm wafers per month. Depending on the process technology and product mix, when fully ramped-up, we estimate that Fab 2 will be able to achieve capacity levels of up to 36,000 wafers per month. We have not completed the acquisition, installation, equipping and financing necessary in order for production at our Fab 2 facility to reach such levels. Our determination as to the timing of the increase in Fab 2‘s production levels is dependent on prevailing and forecasted market conditions and our ability to fund these increases. We need to complete the qualification process of the 0.13-micron technology transferred from Freescale Semiconductor, Inc. to Fab 2 and develop new process technologies for Fab 2 in order to suit our customers’ needs. The ramp-up of Fab 2 is a substantial and complex project. We have and may in the future experience difficulties that are customary in the installation, functionality and operation of equipment during manufacturing. Failures or delays in obtaining and installing the necessary equipment, technology and other resources may delay the completion of the ramp-up of Fab 2 and add to its cost, which would have a material adverse effect on our business and results of operations.

If we do not have sufficient funds to fully equip Fab 2, our business will be materially adversely affected.

        Fab 2‘s cost is estimated to be approximately $1.5 billion, including costs of construction, equipment, installation, libraries, intellectual property, technology transfers and other related ramp-up and pre-operation costs. However, the actual total cost of Fab 2 may exceed our estimates. If we cannot successfully raise sufficient funding to complete the ramp-up and to fund other related costs, we will be required to scale back our equipment purchases and capacity forecasts, and, as a result, we will not fully utilize the substantial investment made in constructing Fab 2, which will adversely affect our financial results.

If the Investment Center will not approve our request for a new expansion program, we would be required to seek alternative financing sources to complete the ramp-up of Fab 2, which may not be available. Our not completing investments in the amount of $1.25 billion by the end of 2005 may result in the Investment Center requiring us to repay all or a portion of the grants already received, and if we are unable to refund such grants, we may have to close our operations.

        In connection with Fab 2, we received approval for grants and tax benefits from the Investment Center of the government of Israel under its Approved Enterprise Program. Under the terms of the approval, we were eligible to receive grants of 20% of up to $1.25 billion invested in Fab 2 plant and equipment, or an aggregate of up to $250 million. As of December 31, 2005, we received $158.1 million in grants from the Investment Center. Our eligibility to receive grants was with respect to investments in Fab 2 plant and equipment made by the end of 2005. Any failure by us to meet the conditions of our grants may result in the cancellation of all or a portion of our grants to be received and tax benefits and in the Investment Center requiring us to repay all or a portion of grants already received. We did not complete investments in the amount of $1.25 billion by the end of 2005, mainly since we reduced our rate of annual investments as a result of our decision to slow-down the ramp-up of our Fab 2 facility in order to align our capital investments with market conditions in the semiconductor industry. Israeli law limits the ability of the Investment Center to extend this time limitation, unless approved through an expansion plan. Under Israeli law, our not completing investments in an amount of $1.25 billion by the end of 2005 may permit the Investment Center to require us to repay all or a portion of grants already received. We have been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence as of January 1, 2006. In 2005, at the Investment Center’s request, we submitted a revised business plan to the Investment Center for the period commencing January 1, 2006. Currently, we cannot estimate when we will receive a formal response to our request for a new expansion program to commence as of January 1, 2006 or if the Investment Center will approve our request. If the Investment Center will not approve our request for a new expansion program, we would be required to seek alternative financing sources to complete the ramp-up of Fab 2, which may not be available. While there can be no assurance that we will obtain the Investment Center’s approval for the new expansion program, we believe that it is improbable that the Investment Center would demand that we repay all or a portion of grants already received due to our not completing investments in an amount of $1.25 billion by the end of 2005. If we would have to repay the Investment Center all or a portion of grants already received, we would need to seek alternative financing sources to refund the grants we received and if we do not succeed in finding such alternative financing sources, we may have to close our operations.

If our future operations do not increase or if we fail to raise additional funding, we may be unable to repay our debt on a timely basis.

        We may from time to time lack liquidity to finance our ramp up of Fab 2. Accordingly, there is no assurance that our future operations will increase or that we will succeed in raising the additional funding required for the completion of the ramp up of Fab 2. As a result, we may be unable to repay on time or repay at all our short-term and long-term debt consisting mainly of trade accounts payable, bank debt and convertible debentures. If we foresee that we will be unable to secure additional financing, we may have to revise our anticipated operations, or even cease our operations. We cannot assure you we will be successful at negotiating price reductions and arrangements to slow down or postpone payments to our suppliers and service providers, or negotiating revised repayment schedules of our other debt, when we have liquidity problems. Any postponement of payments to our suppliers and service providers may delay our ramp-up of Fab 2 and therefore significantly harm our financial results.

The cyclical nature of the semiconductor industry and the resulting periodic overcapacity have adversely affected our business in the past, resulting in a history of losses; downward price pressure may seriously harm our business.

        The semiconductor industry has historically been highly cyclical. Historically, companies in the semiconductor industry have expanded aggressively during periods of increased demand. This expansion has frequently resulted in overcapacity and excess inventories, leading to rapid erosion of average sale prices. We expect this pattern to repeat itself in the future. The overcapacity and downward price pressures characteristic of a prolonged downturn in the semiconductor market may not allow us to operate at a profit, even at full utilization, and could seriously harm our financial results and business.

We have a history of operating losses and expect to operate at a loss for the foreseeable future; our facilities must operate at high utilization rates for us to be profitable.

        We have operated at a loss for the last number of years. Because fixed costs represent a substantial portion of the operating costs of semiconductor manufacturing operations, we must operate our facilities at high utilization rates for us to be profitable. We began construction of Fab 2 in 2001 and Fab 2 operations began in 2003. Our losses since 2003 are due primarily to significant depreciation and amortization expenses related mainly to Fab 2, as well as financing and operating expenses which have not yet been offset by a sufficient increase in the level of our sales. If we do not succeed in operating our facilities at high utilization rates, we expect to operate at a loss for the foreseeable future, which may adversely affect our business and company.

Our operating results fluctuate from quarter to quarter which makes it difficult to predict our future performance.

        Our revenues, expenses and operating results have varied significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a number of factors, many of which are beyond our control. These factors include, among others:

—	The cyclical nature of both the semiconductor industry and the markets served by our customers;

—	Changes in the economic conditions of geographical regions where our customers and their markets are located;

—	Shifts by integrated device manufacturers (IDMs) and customers between internal and outsourced production;

—	Inventory and supply chain management of our customers;

—	The loss of a key customer, postponement of an order from a key customer, failure of a key customer to pay accounts receivables in a timely manner or the financial condition of our customers;

—	The occurrence of accounts receivables write-offs;

—	The rescheduling or cancellation of large orders or planned capital expenditures;

—	Our ability to satisfy our customers' demand of quality and timely production;

—	The timing and volume of orders relative to our available production capacity;

—	Our ability to obtain raw materials and equipment on a timely and cost-effective basis;

—	Environmental events or industrial accidents such as fires or explosions;

—	Our susceptibility to intellectual property rights disputes;

—	Our ability to continue with existing and to enter into new partnerships and technology and supply alliances on mutually beneficial terms;

—	Actual capital expenditures exceeding planned capital expenditures;

—	Interest and currency rate fluctuations that may not be adequately hedged;

—	Technological changes and short product life cycles; and

—	Timing for designing and the qualification of new products.

        Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter to quarter comparisons to predict our future performance. Unfavorable changes in any of the above factors may seriously harm our company.

The lack of a significant backlog resulting from our customers not placing purchase orders far in advance makes it difficult for us to forecast our revenues in future periods.

        Our customers generally do not place purchase orders far in advance, partly due to the cyclical nature of the semiconductor industry. As a result, we do not typically operate with any significant backlog. The lack of a significant backlog makes it difficult for us to forecast our revenues in future periods. Moreover, since our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls. We expect that in the future our revenues in any quarter will continue to be substantially dependent upon purchase orders received in that quarter and in the immediately preceding quarter. We cannot assure you that any of our customers will continue to place orders with us in the future at the same levels as in prior periods.

Our sales cycles may be long and, as a result, orders received may not meet our expectations which may adversely affect our operating results.

        Our sales cycles, which measure the time between our first contact with a customer and the first shipment of product orders to the customer, vary substantially and may last as long as two years or more, particularly for new technologies. In addition, even after we make initial shipments of prototype products, it may take several more months to reach full production of the product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. If orders ultimately received differ from our expectations with respect to the product, volume, price or other items, our operating results may be adversely affected.

Demand for our foundry services is dependent on the demand in our customers’ end markets.

        We are ramping-up Fab 2 based on our expectations of customer demand and our financial resources. In order for demand for our wafer fabrication services to increase, the markets for the end products using these services must develop and expand. For example, the success of our imaging process technologies will depend, in part, on the growth of markets for certain image sensor product applications. Because our services may be used in many new applications, it is difficult to forecast demand. If demand is lower than expected, we may have excess capacity, which may adversely affect our financial results. If demand is higher than expected, we may be unable to fill all of the orders we receive, which may result in the loss of customers and revenues.

If we do not attract additional customers, our business may be adversely affected.

        For the year ended December 31, 2005, approximately 56% of our business was generated by five significant customers that contributed 22%, 14%, 8%, 7%, and 5% of our revenues, respectively. We expect to continue to receive a significant portion of our revenue from a limited number of customers in 2006. Loss or cancellation of business from, or decreases in, the sales volume or sales prices to our significant customers, could seriously harm our financial results, revenues and business. Since the sales cycle for our services typically exceeds one year, if our customers order significantly fewer wafers than forecasted, we will have excess capacity that we may not be able to sell in a short period of time, resulting in lower utilization of our facilities. We may have to reduce prices in order to try to sell the excess capacity. In addition to the revenue loss that could result from unused capacity or lower sales prices, we might have difficulty adjusting our costs to reflect the lower revenues in a timely manner, which could harm our financial results. s to reflect the lower revenues in a timely manner, which could harm our financial results.

We depend on a relatively small number of products for a significant portion of our revenues.

        From time to time, a significant portion of our revenue is generated from a small number of very high volume products that are shipped to volatile consumer-oriented markets. The volume of orders of such products may adversely change or demand for such products may be abruptly discontinued. We expect that in the foreseeable future we will continue to be dependent upon a relatively limited number of products for a significant portion of our revenue due to the nature of our business. We cannot assure you that revenue generated from these products, individually or in the aggregate, will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products could negatively impact our financial results.

If we do not receive orders from our wafer partners we may have excess capacity.

        We have committed a portion of our Fab 2 capacity for future orders. During the ramp-up of Fab 2, our capacity commitments to our wafer partners, which are SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co. Ltd. and Quicklogic Corporation, are limited to approximately 50% of our Fab 2 capacity. Parties to whom we have committed capacity are generally not obligated to utilize or pay for all or any portion of their allocated capacity, and generally provide and confirm their orders to us less than one month before the production start date. If these parties do not place orders with us, and if we are unable to fill such unutilized capacity, our financial results may be adversely affected.

If we do not maintain and develop our technology processes and services, we will lose customers and may not be able to attract new ones.

        The semiconductor market is characterized by rapid change, including the following:

—	rapid technological developments;

—	evolving industry standards;

—	changes in customer and product end user requirements;

—	frequent new product introductions and enhancements; and

—	short product life cycles with declining prices as products mature.

        In order to maintain our current customer base and attract new customers, we must continue to advance our manufacturing process technologies. We are developing and introducing to production specialized process technologies. Our ability to achieve and maintain profitable operations depends on the successful development and introduction to production of these processes, which we may not achieve in a timely manner or at all.

If we do not compete effectively, we will lose business to our competitors.

        The semiconductor foundry industry is highly competitive. We compete with more than ten independent dedicated foundries, the majority of which are located in Asia-Pacific, including new foundries based in Taiwan, China, Korea and Malaysia, and with over 20 integrated semiconductor and end-product manufacturers that allocate a portion of their manufacturing capacity to foundry operations. The foundries with which we compete benefit from their close proximity to other companies involved in the design and manufacture of integrated circuits, or ICs. If we do not compete effectively, our business and results of operations may be adversely affected. Many of our competitors may have one or more of the following competitive advantages over us:

—	greater manufacturing capacity;

—	multiple and more advanced manufacturing facilities;

—	more advanced technological capabilities;

—	a more diverse and established customer base;

—	greater financial, marketing, distribution and other resources;

—	a better cost structure; and/or

—	better operational performance in cycle time and yields.

We have a large amount of debt which could have significant negative consequences.

        We have a large amount of long-term debt, which could have significant negative consequences. As of January 31, 2006, we had approximately $526.7 million of bank debt and approximately $67.5 million of convertible debt. Our current and future indebtedness could have significant negative consequences, including:

—	requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness;

—	increasing our vulnerability to general adverse economic and industry conditions;

—	limiting our ability to obtain additional financing;

—	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

—	placing us at a competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources; and/or

—	affecting our ability to make interest payments and other required debt service on our indebtedness.

If we do not raise the funds required by our amended credit facility agreement or fail to satisfy the covenants set forth in our amended credit facility, our banks will be able to call our loans.

        Our credit facility, under which we have drawn down approximately $526.7 million as of January 31, 2006, requires that we comply with certain financial, capital raising and production milestone covenants. In accordance with the amended credit facility agreement with our banks, in addition to amounts we have raised to date, we are required to raise approximately $8 million by June 30, 2006. In the July 2005 amendment to our credit facility agreement, our banks agreed to amend our financial ratios and covenants through the third quarter of 2006. We anticipate that we will not be in compliance with all of the financial ratios and covenants under the amended facility agreement commencing in the fourth quarter of 2006. Should we fail to raise the funds required under our facility agreement in a timely manner or to comply with our revised covenants, and our banks do not waive our non-compliance, pursuant to the terms of the credit facility agreement, our banks may require us to immediately repay all loans made by them to us, plus penalties, and they would be entitled to exercise the remedies available to them under the credit facility, including enforcement of their lien against all our assets. This would have a material adverse effect on our company.

Israeli banking laws may impose restrictions on the total debt that we may borrow from our banks.

        Pursuant to an amendment to a directive published by the Israel Supervisor of Banks, effective March 31, 2004, we may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, Israel Corp., and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should our banks exceed these limitations, they may limit our ability to borrow other money in the future and may require us to return some or all of our outstanding borrowings (which were approximately $526.7 million as of January 31, 2006), which may have a material adverse effect on our business, financial condition and results of operations.

If we experience difficulty in achieving acceptable device yields, product performance and delivery times as a result of manufacturing problems, our business will be adversely affected.

        The process technology for the manufacture of semiconductor wafers is highly complex, requires advanced and costly equipment and is constantly being modified in an effort to improve device yields, product performance and delivery times. Microscopic impurities such as dust and other contaminants, difficulties in the production process, defects in the key materials and tools used to manufacture a wafer and other factors can cause wafers to be rejected or individual semiconductors on specific wafers to be non-functional. We have from time to time experienced production difficulties that have caused delivery delays or returns and lower than expected device yields. We may also experience difficulty achieving acceptable device yields, product performance and product delivery times in the future as a result of manufacturing problems. Any of these problems could seriously harm our financial results and business.

If we are unable to purchase equipment and raw materials, we may not be able to manufacture our products in a timely fashion, which may result in a loss of existing and potential new customers.

        To complete the ramp-up of our Fab 2 facility and to maintain the quality of production in our facilities, we must procure new equipment. In periods of high market demand, the lead times from order to delivery of manufacturing equipment could be as long as 12 to 18 months. In addition, our manufacturing processes use many raw materials, including silicon wafers, chemicals, gases and various metals, and require large amounts of fresh water and electricity. Manufacturing equipment and raw materials generally are available from several suppliers. In many instances, however, we purchase equipment and raw materials from a single source. Shortages in supplies of manufacturing equipment and raw materials could occur due to an interruption of supply or increased industry demand. Any such shortages could result in production delays that could have a material adverse effect on our business and financial condition.

Our exposure to currency exchange and interest rate fluctuations may increase our cost of operations.

        Almost all of our cash generated from operations and from our financing and investing activities is denominated in U.S. dollars and New Israeli Shekels, or NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

        Our borrowings under our Fab 2 credit facility provide for interest based on a floating LIBOR rate, thereby exposing us to interest rate fluctuations. Furthermore, if our banks incur increased costs in financing our Fab 2 credit facility due to changes in law or the unavailability of foreign currency, our banks may exercise their right to increase the interest rate on our Fab 2 credit facility as provided for in the credit facility agreement.

        We regularly engage in various hedging strategies to reduce our exposure to some, but not all, of these risks and intend to continue to do so in the future. However, despite any such hedging activity, we are likely to remain exposed to interest rate and exchange rate fluctuations, which may increase the cost of our operating and financing activities.

We depend on intellectual property rights of third parties and failure to maintain or acquire licenses could harm our business.

        We depend on third party intellectual property in order for us to provide foundry and design services to our clients. If problems or delays arise with respect to the timely development, quality and provision of such intellectual property to us, our customers’ design and production could be delayed, resulting in underutilization of our capacity. If any of our third party intellectual property right vendors go out of business, liquidate, merge with, or are acquired by, another company that discontinues the vendor’s previous line of business, or if we fail to maintain or acquire licenses to such intellectual property for any other reason, our business may be adversely affected. In addition, license fees and royalties payable under these agreements may impact our margins and operating results.

Failure to comply with the intellectual property rights of third parties or defend our intellectual property rights could harm our business.

        Our ability to compete successfully depends on our ability to operate without infringing on the proprietary rights of others and defend our intellectual property rights. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. There are no lawsuits currently pending against us regarding the infringement of patents or intellectual property rights of others nor are we currently a plaintiff in any such action against other parties. However, we have been subject to such claims in the past, all of which have been resolved through license agreements, the terms of which have not had a material effect on our business. One of these agreements expired at the end of 2005, and we are currently negotiating its renewal. If we are unable to renew it on similar terms, we may have to agree to less favorable terms or consider other alternatives, including designing around certain processes.

        Because of the nature of the industry, we may continue to be a party to infringement claims in the future. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

—	negotiating cross-license agreements;

—	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

—	discontinuing use of certain process technologies, architectures, or designs, which could cause us to stop manufacturing certain integrated circuits if we were unable to design around the allegedly infringed patents;

—	fighting the matter in court and paying substantial monetary damages in the event we lose; or

—	seeking to develop non-infringing technologies, which may not be feasible.

        Any one or several of these developments could place substantial financial and administrative burdens on us and hinder our business. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us or our customers against claimed infringement of the rights of others. If we fail to obtain certain licenses and if litigation relating to alleged patent infringement or other intellectual property matters occurs, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues.

        As of December 31, 2005, we held 54 patents worldwide. We intend to continue to file patent applications when appropriate. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.

We could be seriously harmed by failure to comply with environmental regulations.

        Our business is subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. If we fail to use, discharge or dispose of hazardous materials appropriately, or if applicable environmental laws or regulations change in the future, we could be subject to substantial liability or could be required to suspend or adversely modify our manufacturing operations.

We are subject to the risk of loss due to fire because the materials we use in our manufacturing processes are highly flammable.

        We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from fires. The risk of fire associated with these materials cannot be completely eliminated. We maintain insurance policies to reduce losses caused by fire, including business interruption insurance. If any of our fabs were to be damaged or cease operations as a result of a fire, or if our insurance proves to be inadequate, it would reduce our manufacturing capacity and revenues.

Possible product returns could harm our business.

        Products manufactured by us may be returned within specified periods if they are defective or otherwise fail to meet customers’ prior agreed upon specifications. Product returns in excess of established provisions may have an adverse effect on our business and financial condition.

We may be required to repay grants to the Israel Investment Center that we received in connection with Fab 1.

        We received grants and tax benefits for Fab 1 under the government of Israel Approved Enterprise program. As of December 31, 2001, we completed our investments under our Fab 1 program and are no longer entitled to any further investment grants for future capital investments in Fab 1. We have agreed that if we do not achieve Fab 1 revenues of $90 million for 2003 and $100 million for 2004 and maintain at Fab 1 at least 600 employees for 2003 and 625 employees for 2004, subject to prevailing market conditions, we will, if demanded by the Investment Center, be required to repay the Investment Center up to approximately $2.5 million. Since our actual level of Fab 1 revenues and employees for 2003 and 2004 were not in compliance with the above mentioned levels, we may be required to repay the Investment Center up to approximately $2.5 million.

We are subject to risks related to our international operations.

        Since 2003, we have made substantial sales to customers located in Asia-Pacific and in Europe. Because of our international operations, we are vulnerable to the following risks:

—	we price our products primarily in U.S. dollars; if the Euro, Yen or other currencies weaken relative to the U.S. dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales;

—	the need to comply with foreign government regulation;

—	general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

—	natural disasters affecting the countries in which we conduct our business, such as the earthquakes experienced in China, Japan and Taiwan;

—	reduced sales to our customers or interruption in our manufacturing processes in Asia Pacific that may arise from regional issues in Asia;

—	imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

—	adverse tax rules and regulations;

—	weak protection of our intellectual property rights; and

—	delays in product shipments due to local customs restrictions.

If our new executive officers are unable to fully transition into their new positions, our company may be adversely affected.

        In 2004 and 2005 we made several changes to our senior management team. If our new executive officers are unable to fully transition into their new positions, or if such transition is significantly delayed, our company may be adversely affected.

Our business could suffer if we are unable to retain and recruit qualified personnel.

        We depend on the continued services of our executive officers, senior managers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot find and adequately integrate replacement personnel into our operations in a timely manner. We seek to recruit highly qualified personnel and there is intense competition for the services of these personnel in the semiconductor industry. Competition for personnel may increase significantly in the future as new fabless semiconductor companies as well as new semiconductor manufacturing facilities are established. We may need to review employee compensation competitiveness with the purpose of retaining our existing officers and employees and attracting and retaining additional personnel, including granting large packages of options to purchase our ordinary shares.

        Risks Related to Our Securities

Our stock price may be volatile in the future.

        The stock market, in general, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. In particular, the stock prices for many companies in the semiconductor industry have experienced wide fluctuations, which have often been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance.

        In addition, it is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our securities may under perform or fall.

Issuance of additional shares pursuant to our Fab 2 financing arrangements and options granted to our Fab 2 building contractor, employees and directors may dilute the interest of our shareholders.

        In connection with Fab 2, we have issued as of February 19, 2006, 62,552,440 ordinary shares to our wafer and equity partners and other shareholders. In December 2003, we issued to our banks and to one of our shareholders warrants exercisable into 896,596 and 58,906 ordinary shares, respectively, with an exercise price of $6.17. In addition, in connection with the July 2005 amendment to our credit facility agreement, we issued warrants to our banks exercisable into an aggregate 8,264,464 ordinary shares with an exercise price of $1.21, one-half of which shall only be exercisable if our banks agree to reschedule the repayment dates of the loans to be made available to us under the July 2005 amendment. As of February 19, 2006, up to approximately 44.2 million additional ordinary shares may be issued upon the conversion of our 2002 outstanding convertible debentures, 2006 outstanding convertible debentures and upon exercise of warrants held by some of our shareholders and others.

        In addition, as of February 19, 2006, we had outstanding employee and directors options to purchase up to approximately 13 million shares at a weighted average exercise price of $4.16. We have also entered into a number of agreements which may result in our issuing large numbers of shares, particularly if we complete the transactions contemplated by these agreements at a time when our share price is low. For example, we have agreed that our three major wafer partners may elect to convert, on a quarterly basis through 2006, wafer credits we have issued to them into our ordinary shares rather than use these credits to reduce their cash payments for wafers manufactured in Fab 2, based on the average trading price of our ordinary shares during the 15 consecutive trading days preceding the relevant quarter. As of February 14, 2006, we had issued 1,504,866 of our ordinary shares to SanDisk Corporation and 2,557,953 ordinary shares to Alliance Semiconductor upon conversion of $6.6 million of wafer credits. Following such conversions, an aggregate of $31.9 million of credits issued to our three major wafer partners were outstanding as of February 19, 2006.

        In addition, we need to raise significant additional funds from other sources to finance our short-term activities and liabilities, including payments on the long-term loans from our banks, and negative cash flows from operations, as well as to complete the ramp-up of Fab 2. We are regularly engaged in discussions with potential investors in order to attract them to make investments in our company. No understandings have been reached with respect to the amount of any investment or the terms of any investment and there can be no assurance that any investment will be made. These investments may be for shares or for securities convertible into shares, which would materially dilute the holdings of our current shareholders.

Market sales of large amounts of our shares eligible for future sale may lower the price of our ordinary shares.

        Of our 74,846,449 outstanding ordinary shares as of February 19, 2006, 31,224,743 are freely tradable and held by non-affiliates. In addition, certain of our affiliates (Israel Corp., SanDisk Corporation, Alliance Semiconductor, and Macronix International) hold 43,621,706 of our shares, of which 4,086,037 are registered for resale and are therefore freely tradable and 35,590,013 are currently eligible for sale subject to the time, volume and manner of sale limitations of Rule 144. An additional 2,557,953 shares held by Alliance Semiconductor will become eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 during 2006 and 2007. An additional 1,387,703 shares held by SanDisk Corporation will become eligible for sale subject to the time, volume and manner of sale limitations of Rule 144 during 2006 and 2007. Shares held by these affiliates are subject to the share transfer restrictions set forth in the shareholders agreement to which they are a party and which remain in effect through January 2008. Up to 38,589,275 additional shares, including the 28,356,005 covered by this prospectus, issuable upon the conversion of our convertible debentures due 2012, would be freely tradable. The sales of large amounts of our ordinary shares (or the potential for those sales even if they do not actually occur) may depress the market price of our ordinary shares. This could also impair our ability to raise capital through the sale of our equity securities.

Our principal shareholders collectively own a controlling interest in us and will be able to exercise their interest in ways which may be adverse to your interests.

        As of February 19, 2006, our wafer partners and Israel Corp. collectively own approximately 60% of our outstanding shares. Under our articles of association, two shareholders holding together 33% of our outstanding shares constitute a quorum for conducting a shareholders meeting. Our wafer partners and Israel Corp. could constitute a quorum for purposes of conducting a shareholders meeting. While we have always solicited proxies from our shareholders prior to our shareholders meetings, we would have a sufficient quorum with two large shareholders even if none of our other shareholders were to participate in our shareholders meetings. If only two large shareholders, owning collectively at least 33% of our shares, were to participate in one of our shareholders meetings, these shareholders would determine the outcome of our shareholders meeting without the benefit of the participation of our other shareholders. In addition, even if our other shareholders were to participate in our shareholders meetings in person or by proxy, our wafer partners and Israel Corp. collectively control our company and may exercise this control in a manner adverse to the interests of our other shareholders.

The payment of principal of and interest on the debentures is subordinated to our indebtedness to our banks and obligations to secured creditors.

        The payment of the principal of and interest on the debentures is subordinated to the prior payment of all amounts payable by us to Bank Hapoalim B.M and Bank Leumi Le-Israel Ltd. under our credit facility agreement with them, to any obligations to the Investment Center of the Israeli Ministry of Industry, Trade and Labor related to $158.1 million in grants received through December 31, 2005 under the Investment Center’s “Approved Enterprise” program, and to a first ranking charge in favor of Siliconix Technology C.V., on one of our bank accounts in which Siliconix Technology C.V. deposited in 2004 $20 million for the purchase of equipment and other expenses in connection with the performance of our obligations under our agreement with Siliconix (of which as of December 31, 2005, there is a balance of approximately $10 million) and over the equipment which has been or which may be subsequently purchased with such funds. As a result, upon any distribution to our creditors in liquidation or reorganization or similar proceedings, these secured creditors will be entitled to be paid in full before any payment may be made with respect to the debentures issuable under this prospectus. In any of these circumstances, we may not have sufficient assets remaining to pay amounts due on any or all of the debentures then outstanding. In addition, if on a payment date of the principal of or interest on the debentures, an “Event of Default” exists under our facility agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the facility agreement. If, in such event, we reach an agreement with the banks (with respect to rescheduling our debt to the banks), the debenture holders may be bound thereby. The terms of the Indenture covering the debentures permit the Co-Trustees to initiate legal proceedings against us only in a limited number of cases, and always provided that an advance notice is given to us and to the banks (see “Description of the Debentures – Subordination of Debentures”).

We may incur additional indebtedness, including indebtedness that would be senior to our debentures.

        Although we are limited by the covenants in the facility agreement, we could enter into certain transactions that would increase the amount of our outstanding senior indebtedness. It is possible that all or part of these borrowings would be senior to the debentures. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

The price of our ordinary shares may decline after debentures are converted into our ordinary shares.

        We cannot assure you that the public trading market price of our ordinary shares will not decline after conversion of the debentures. If the prevailing market price were to decline below the conversion price of our debentures then you may not be able to sell your ordinary shares at a price equal to or greater than the conversion price.

The conversion price of the debentures is not an indication of our present or future value.

        Our board of directors set all of the terms and conditions of the debentures, including the conversion price. Our company’s objective in establishing the conversion price was to reflect recent trading prices, raise the targeted proceeds and provide all of our shareholders with a reasonable opportunity to make an additional investment in our company. We consulted with a financial advisor in order to assist in the determination of the commercial terms. In establishing the commercial terms, including the conversion price, our board of directors and its audit committee considered the following factors: the strategic alternatives available to us for raising capital, the market price of our ordinary shares, the pro rata nature of the offering, pricing of similar transactions, the advice of the financial advisor, our business prospects and general conditions in the securities markets. The conversion price, however, does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value.

        The conversion price does not necessarily bear any relationship to the book value of our assets, past operations, cash flow, losses or financial condition. You should not consider the conversion price of the debentures an indication of our present or future value.

        Risks Related to Our Operations in Israel

Instability in Israel may harm our business.

        All of our manufacturing facilities and our corporate and some of our sales offices are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements where necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. We can give no assurance that security and political conditions will have no impact on our business in the future. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, our manufacturing facilities are located exclusively in Israel, which has been experiencing civil unrest, terrorist activity and military action. We could experience serious disruption of our manufacturing if acts associated with this conflict result in any serious damage to our manufacturing facilities. In addition, our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

Our operations may be negatively affected by the obligations of our personnel to perform military service.

        In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. A large part of male Israeli citizens, including our employees, are subject to compulsory military reserve service through middle age. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Such disruption could harm our operations.

Our operations may be affected by negative economic conditions in Israel.

        In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

If the exemption allowing us to operate our manufacturing facilities seven days a week is not renewed, our business will be adversely affected.

        We operate our manufacturing facilities seven days a week pursuant to an exemption from the law that requires businesses in Israel to be closed from sundown on Friday through sundown on Saturday. This exemption expires by its terms on December 31, 2006. In addition, a significant increase in the number of employees permitted to work under this exemption will be needed as we ramp-up production at Fab 2. If the exemption is not renewed and we are forced to close any or all of the facilities for this period each week, our financial results and business will be harmed.

If we are considered to be a passive foreign investment company, either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences.

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.

        We are incorporated in Israel. Most of our executive officers and directors and our Israeli accountants and attorneys are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States, against us or any of these persons, in U.S. or Israeli courts based on the civil liability provisions of the U.S. Federal securities laws. Additionally, it may be difficult for you to enforce civil liabilities under U.S. Federal securities laws in original actions instituted in Israel.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

        You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

        Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

RATIO OF EARNINGS TO FIXED CHARGES

        Our ratio of earnings to fixed charges in accordance with Israeli GAAP for the periods presented are as follows:

	Year Ended December 31,
	2005		2004		2003		2002		2001

Ratio of earnings to fixed
charges	__	(1)	__	(2)	__	(3)	__	(4)	__	(5)

(1)	Earnings as adjusted were inadequate to cover fixed charges by $201.7 million in 2005.
(2)	Earnings as adjusted were inadequate to cover fixed charges by $134.2 million in 2004.
(3)	Earnings as adjusted were inadequate to cover fixed charges by $127.3 million in 2003.
(4)	Earnings as adjusted were inadequate to cover fixed charges by $63.7 million in 2002.
(5)	Earnings as adjusted were inadequate to cover fixed charges by $49.5 million in 2001.

CAPITALIZATION

        The following table sets forth our long-term debt, convertible debentures and capitalization as of December 31, 2005 on an actual basis.

As of December 31, 2005

Current maturities of convertibles debentures	$6,453
Current maturities of long-term debt	21,103
Long-term debt (1)	497,000
Convertible debentures	19,358

Long-term liability in respect of customer advances	59,621

Convertible debentures due 2012 (2)	25,493

Shareholders' equity (deficit):
Ordinary Shares, NIS 1.00 par value per share; 500,000,000
authorized shares, 68,232,056 issued shares* and 66,932,056
outstanding shares	16,548
Additional paid-in capital	522,237
Shareholders receivables	(26)
Accumulated deficit	(559,754)
Treasury stock, 1,300,000 shares	(9,072)

Total shareholders' equity (deficit)	(30,067)

Total capitalization	$678,686

*	Includes 1,300,000 treasury shares.
(1)	The indebtedness represented by long-term debt is secured by specific and floating liens on all of our assets.
(2)	Received in December 2005 on account of convertible debentures issued in January 2006. Excludes the additional $22.68 million received in January 2006. An aggregate of $48.17 million principal amount of these convertible debentures were issued.

        The information set forth on an actual basis in the foregoing table excludes the following securities as of December 31, 2005:

        (i) Approximately 13 million ordinary shares issuable upon exercise of options granted to employees and directors at a weighted average exercise price of $4.16;

        (ii) up to 2,697,068 ordinary shares issuable upon conversion of unsecured, subordinated convertible debentures, net that we issued in January 2002 in the amount of NIS 120.0 million (or $26.1 million, as of December 31, 2005), which are convertible through December 31, 2008;

        (iii) 2,211,596 ordinary shares issuable upon exercise of options (expired on January 20, 2006 at an exercise price of NIS 42.3, linked to the Israeli Consumer Price Index (or $9.2, as of December 31, 2005);

        (iv) 3,594,070 ordinary shares issuable upon exercise of warrants with an exercise price of $7.50 exercisable until October 2006;

        (v) 400,000 ordinary shares issuable upon the exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $6.20, which expired in January 2006;

        (vi) 896,596 ordinary shares issuable upon the exercise of warrants issued to our banks in connection with our credit facility with an exercise price of $6.17 per share exercisable until December 2008;

        (vii) 58,906 ordinary shares issuable upon exercise of warrants issued to Israel Corp. in connection with the November 2003 amendment to our facility agreement with an exercise price of $6.17 per share and exercisable until December 2008;

        (viii) 8,264,464 ordinary shares issuable upon exercise of the warrants we issued to our banks with an exercise price of $1.21 in connection with the July 2005 amendment to our facility agreement one-half of which shall only be exercisable if our banks agree to reschedule the repayment dates of the loans to be made available to us under the July 2005 amendment; and

        In addition, the information does not reflect the (i) $8.6 million we borrowed under our credit facility agreement after December 31, 2005, (ii) the repayment in January 2006 of NIS 30.0 million (approximately $6.5 million) principal amount of the debentures in (ii) above), (iii) the 257,491 shares issued in January 2006 and the 2,455,905 issued to certain of our wafer partners in connection with their conversion of wafer credits, and (iv) up to 43,790,272 ordinary shares issuable upon conversion of our convertible debentures due 2012, of which 5,220,997 shares were issued upon conversion of such debentures as of February 19, 2006.

        This information does not take into account the following potential dilutive issuances of securities pursuant to our credit facility agreement and agreements with our major wafer partners and with Israel Corp. which cannot be calculated as of the date of this prospectus since the number of shares issuable will depend upon future transactions in which we may engage: (i) ordinary shares issuable upon conversion of up to $31.9 million in wafer prepayment credits (as of February 2, 2006) which we have issued to our major wafer partners; and (ii) ordinary shares issuable upon conversion of securities we may be required to issue in connection with a rights offering and outside investor provisions agreed to in the November 2003 amendment to our facility agreement.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of debentures by our selling securityholders or from the sale of the ordinary shares issuable upon conversion of the debentures or exercise of the warrants; however we will receive the exercise price if any of the warrants are exercised, unless the holders thereof exercise by way of a “cashless” exercise. We will receive approximately $15.5 million if all 9,161,060 warrants held by the selling securityholders are exercised, unless the holders thereof exercise by way of a “cashless” exercise. The net proceeds received from the exercise of the warrants will be used towards the construction and deployment of Fab 2 as well as for general corporate purposes. We have agreed to bear all expenses relating to the registration of the securities registered pursuant to the registration statement, of which this prospectus is a part.

SELLING SECURITYHOLDERS

Beneficial ownership and other information.

        The securities covered by this prospectus were issued to the selling securityholders pursuant to the following transactions.

        On January 12, 2006, we completed the issuance of debentures in connection with the distribution of rights to our shareholders and certain employee option holders in December 2005, resulting in gross proceeds of $48.17 million. Of the $48.17 million, $31,191,606 were the result of issuances of debentures to the below listed selling securityholders in transactions exempted from the requirements of the Securities Act. These debentures are convertible, at a conversion price of $1.10 of aggregate principal amount, into 28,356,005 ordinary shares.

        Israel Corporation Ltd., Alliance Semiconductor Corporation, Macronix (BVI) Co Ltd., SanDisk Corporation, Sphera Master Fund LP, Do Tzah Ltd., Ramco 20 Flexible, and Ramco Stocks may use this prospectus to resell up to $31,191,606 principal amount in debentures and up to 28,356,005 ordinary shares issuable upon conversion of the debentures.

        In August 2005, we issued warrants for the purchase of 8,264,464 of our ordinary shares to Bank Hapoalim and Bank Leumi Le-Israel (4,132,232 each). These warrants were issued in connection with an amendment to our credit facility agreement. These warrants have an exercise price of $1.21 per share. One-half, or an aggregate of 4,132,232 of the warrants, are exercisable for five years ending in August 2010, and one-half, or an aggregate of 4,132,232 of the warrants, shall be exercisable for a five-year period commencing on the date on which we and our banks will agree, if at all, to a rescheduling of the repayment dates for loans drawn down by us under the July 2005 amendment to our facility agreement. For the purpose of beneficial ownership it is assumed that such condition will be fulfilled within 60 days.

        In December 2003, we issued warrants for the purchase of 896,596 of our ordinary shares to Tarshish Hahzakot Vehashkaot Hapoalim Ltd., a subsidiary of Bank Hapoalim, and Bank Leumi Le-Israel (448,298 each). These warrants were issued in connection with an amendment to our credit facility agreement in November 2003. These warrants have an exercise price of $6.17 per share and expire in December 2008.

        Bank Hapaolim, Tarshish Hahzakot Vehashkaot Hapoalim Ltd., and Bank Leumi may use this prospectus to resell up to 9,161,060 shares issuable upon the exercise of their outstanding warrants.

        Information concerning the material relationships between us and certain of the selling securityholders can be found in our reports incorporated herein by reference into this prospectus, particularly Item 5. “Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Fab 2 Agreements” and Item 7. “Major Shareholders and Related Party Transactions – Major Shareholders” of our annual report on Form 20-F for the year ended December 31, 2004, filed on June 29, 2005, and in notes 11 (A) (3)-(6) to the financial statements attached as Exhibit 99.2 to our report on Form 6-K filed on February 2, 2006.

        Nothing in this Registration Statement shall be construed as an admission that any selling securityholder is the beneficial owner of any of our securities, other than the securities held directly by such party, nor that any selling securityholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

        The following table assumes that each selling securityholder will sell all of the securities owned by it and covered by this prospectus. Information included in the table is based upon information provided by the selling securityholders. Our registration of these securities does not necessarily mean that the selling securityholders will sell any or all of the securities.

        Except as otherwise noted below none of the selling securityholders are broker-dealers or affiliates of broker-dealers.

Names and Addresses	Securities Being Offered		Securities Beneficially Owned Prior to Offering / Percentage of Class[1]		Securities Beneficially Owned Upon Completion of Offering / Percentage of Class

Israel Corporation Ltd. [9,11]	18,181,823	Shares [2]	33,324,887	Shares 3 / 35.49%	15,143,064	Shares / 20.00%
23 Arania Street	$20,000,006	Debentures	$20,000,006	Debentures /41.52%	0	Debentures / 0%
Millenium Tower
Tel-Aviv, Israel 61204

Macronix (BVI) Co Ltd. [8,9]	909,090	Shares [2]	9,979,485	Shares 4 / 13.12%	9,070,395	Shares / 12.07%
PO Box 957	$1,000,000	Debentures	$1,000,000	Debentures / 2.08%	0	Debentures / 0%
Offshore Incorporations Centre
Road Town Tortola
British Virgin Islands

Alliance Semiconductor	3,009,818	Shares [2]	14,171,082	Shares 5 / 18.12%	11,161,264	Shares / 14.84%
Corporation [8,9]	$3,310,800	Debentures	$3,310,800	Debentures / 6.87%	0	Debentures / 0%
2575 Augustine Drive
Santa Clara, CA 95054

SanDisk Corporation [8,9]	3,181,818	Shares [2]	13,989,245	Shares 6 / 17.85%	10,807,427	Shares / 14.37%
140 Caspian Court	$3,500,000	Debentures	$3,500,000	Debentures / 7.27%	0	Debentures / 0%
Sunnyvale, California 94089

Sphera Master Fund LP [12]	2,179,181	Shares [2]	2,179,181	Shares / 2.83%	0	Shares / 0%
21 Haarbaah Street	$2,397,100	Debentures	$2,397,100	Debentures / 4.98%	0	Debentures / 0%
Platinum House
Tel-Aviv, Israel 64739

Do Tzah Ltd. [13]	474,454	Shares [2]	474,454	Shares / 0.63%	0	Shares / 0%
37 Menachem Begin Road	$521,900	Debentures	$521,900	Debentures / 1.08%	0	Debentures / 0%
Rubinstein House
Tel-Aviv, Israel 67137

Ramco 20 Flexible [14]	251,890	Shares [2]	251,890	Shares / 0.34%	0	Shares / 0%
41 Rotschild Boulevard	$277,080	Debentures	$277,080	Debentures / 0.58%	0	Debentures / 0%
Zion House - 14th Floor
Tel-Aviv, Israel 86784

Ramco Stocks [14]	167,927	Shares [2]	167,927	Shares / 0.22%	0	Shares / 0%
41 Rotschild Boulevard	$184,720	Debentures	$184,720	Debentures / 0.38%	0	Debentures / 0%
Zion House - 14th Floor
Tel-Aviv, Israel 86784

Bank Hapoalim [10,11]	4,580,530	Shares [7]	4,580,530	Shares 7/ 5.77%	0	Shares / 0%
Zion Building
45 Rothschild Boulevard
Tel-Aviv, Israel

Bank Leumi [11,15]	4,580,530	Shares [7]	4,580,530	Shares 7/ 5.77%	0	Shares / 0%
34 Yehuda Halevi Street
Tel-Aviv, Israel

[1]	Beneficial ownership is calculated as of February 19, 2006 in accordance with General Instruction F. to Form 20-F. and is based on 74,846,449 ordinary shares outstanding.
[2]	To be issued upon conversion of debentures at a price of $1.10 aggregate debenture principal amount per share.
[3]	Includes 823,654 ordinary shares issuable upon exercise of warrants and 58,906 ordinary shares issuable upon exercise of warrants and 18,181,823 ordinary shares issuable upon conversion of debentures.
[4]	Includes 297,000 ordinary shares issuable upon exercise of warrants and 909,090 ordinary shares issuable upon conversion of debentures.
[5]	Includes 357,747 ordinary shares issuable upon exercise of warrants and 3,009,818 ordinary shares issuable upon conversion of debentures.
[6]	Includes 360,312 ordinary shares issuable upon exercise of warrants and 3,181,818 ordinary shares issuable upon conversion of debentures.
[7]	Includes 4,132,232 ordinary shares issuable upon exercise of selling securityholder’s warrants assuming we and our banks will agree, to a rescheduling of the repayment dates for loans drawn down by us under the July 2005 amendment to our facility agreement within 60 days and 448,298 ordinary shares issuable upon exercise of warrants issued to Tarshish Hahzakot Vehashkaot Hapoalim Ltd., a subsidiary of Bank Hapoalim and Bank Leumi Le-Israel.
[8]	This selling securityholder is a reporting company under the Securities Exchange Act of 1934.
[9]	Under a shareholders agreement described below, SanDisk Corporation, Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd. may be deemed to have shared voting and dispositive control over 60% of our outstanding shares.
[10]	This selling securityholder is an affiliate of a broker-dealer. This selling securityholder has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.
[11]	This selling securityholder is a public company registered with the Israel Securities Authority.
[12]	This selling securityholder is controlled by Sphera G.P.L.P., the general partner of which is controlled by Ron Senator, Doron Breen, and Israel Mor who serve as the directors thereof.
[13]	This selling securityholder is controlled by Yizhak Sultan.
[14]	This selling securityholder is a foreign open end mutual fund managed by Ramco Funds Management (1989) Ltd., which management company is controlled by Rami Rahimi and Cohava Rahimi.
[15]	This selling securityholder is an affiliate of a broker-dealer. This selling securityholder has represented to us that it (i) purchased the securities in the ordinary course of business and (ii) did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

        Pursuant to a shareholders agreement dated January 18, 2001, among Israel Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of the Israel Corp. to serve as Chairman of the Board, and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares, including certain rights of first refusal, and through January 2008, to maintain minimum shareholdings.

PLAN OF DISTRIBUTION

        This prospectus relates to the offer and sale of debentures and ordinary shares by the selling securityholders named herein. As used herein, “selling securityholder” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from the named selling securityholders as a gift, pledge, partnership distribution or other non-sale related transfer. We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of securities offered hereby which will be borne by the selling securityholders. Sales of the securities offered hereby may be effected by the selling securityholders from time to time in one or more types of transactions (which may include block transactions) on Nasdaq and/or on the Tel Aviv Stock Exchange at prevailing market prices, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the securities offered hereby by the selling securityholders.

        The selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities in the course of hedging positions they assume with the selling securityholders. The selling securityholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

        The selling securityholders may effect these transactions by selling the securities offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling securityholders and any broker-dealers that act in connection with the sale of the securities offered hereby might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities offered hereby against certain liabilities, including liabilities arising under the Securities Act and/or the Israeli Securities Law.

        Because the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling securityholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Subject to the limitations on the transfer of their shares (see “Selling Securityholders” above), the selling securityholders also may resell all or a portion of the securities offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

        Upon our being notified by any of the selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

—	the name of the selling securityholder and of the participating broker-dealer(s);
—	the number and type of securities involved;
—	the initial price at which such securities were sold;
—	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
—	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
—	other facts material to the transaction.

        To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

Expenses of the Offering

        We have incurred, or expect to incur, the following estimated expenses in connection with the sale of the securities covered by this prospectus:

Securities and Exchange Commission Registration Fee	$6,860

Legal fees and expenses	$60,000

Miscellaneous	$20,000

Total	$86,860

DESCRIPTION OF THE DEBENTURES

        The debentures were originally issued under an indenture dated as of December 15, 2005 between us and The Bank of New York and Hermetic Trust (1975) Ltd., as co-trustees. The terms of the debentures include all the terms required to be made part of the indenture under the Israel Securities Law – 1968 and the Trust Indenture Act of 1939, as amended. The debentures are subject to all the terms of the indenture, and holders of the debentures are referred to the indenture for a statement thereof.

        We have summarized selected provisions of the indenture below. This summary is not complete. The form of the indenture has been filed with the Israel Securities Authority, the Securities and Exchange Commission and the Israeli Registrar of Companies and will be available for review at our registered office. You should read the entire indenture for provisions that may be important to you.

General; Accrual of Interest

        The debentures are general unsecured obligations. The debentures bear interest at the rate per annum of 5%. Principal of the debentures is payable, together with accrued interest, in one installment (in the aggregate maximum amount of approximately $65 million) on January 12, 2012. On January 12, 2012, the cumulative interest rate on the debentures will be 34.0096%. Instruments representing the debentures will be issued in denominations of $1.00 and integral multiples thereof.

        Interest is being accrued from January 13, 2006, and is computed on the basis of a 365-day year. Accrued interest will not be payable by us upon conversion of the debentures into our ordinary shares and you will lose your right to any accrued interest upon conversion of the debentures into our ordinary shares.

Conversion of Debentures

        Until December 27, 2011 (inclusive) (16 days prior to the maturity date of the debentures, but if such date is not a trading day on the Tel Aviv Stock Exchange, then the last date to convert the debentures will be the first trading day on the Tel Aviv Stock Exchange after such date), the debentures are convertible into our ordinary shares at a conversion price of one ordinary share per each $1.10 amount of outstanding principal of the debentures. Debentures may only be converted in integral multiples of $1.00 amounts.

        We will not issue fractional shares upon conversion of the debentures. We will round down the number of shares issuable upon conversion of the debentures to the nearest whole number and will not pay any cash adjustment in lieu of fractional shares.

        Accrued interest will not be payable by us upon conversion of the debentures into our ordinary shares and you will lose your right to any accrued interest upon conversion of the debentures into our ordinary shares. Consequently, the effective conversion price applicable to your debentures would be increased to reflect the amount of interest being forfeited upon conversion. For example, if you convert your debentures on December 27, 2011 (the last day on which debentures may be converted), the effective conversion price applicable to your debentures, assuming no adjustments are made to the conversion price, would be approximately $1.34.

Adjustment to Conversion Price Following a Future Financing

        The conversion price will be adjusted if either of the following two scenarios occurs:

—	In the event that by December 20, 2006, we consummate one or more financings (excluding the rights offering completed in January 2006) in which we receive gross proceeds from each such financing of at least $5 million, the conversion price of the debentures will be adjusted to 90% of the lowest price per share (as calculated below) at which we sold securities in any one of these financings, if the lowest price per share at which we sold securities in any one of these financings would be lower than the original conversion price. We will issue a press release to announce the adjusted conversion price on the fifth Tel Aviv Stock Exchange trading day after December 20, 2006 and the adjustment will take effect on the first Tel Aviv Stock Exchange trading day following the twenty first day after the date of the press release.

—	In the event that by December 20, 2006, we do not receive in any one financing (excluding the rights offering completed in January 2006) gross proceeds of at least $5 million, but execute prior to December 20, 2006 one or more agreements relating to transactions which have not closed, letters of intent, memorandums of understanding or similar agreements or understandings, for a proposed financing or financings, which have not been abandoned prior to December 20, 2006, and we receive in any one of these financings gross proceeds of at least $5 million by June 20, 2007, then, the conversion price will be adjusted to 90% of the lowest price per share (as calculated below) at which we sold securities in any of these financings, if the lowest price per share at which we sold securities in any one of these financings would be lower than the original conversion price. We will issue a press release to announce the adjusted conversion price on the fifth Tel Aviv Stock Exchange trading day after June 20, 2007 and the adjustment will take effect on the first Tel Aviv Stock Exchange trading day following the twenty first day after the date of the press release.

        The adjusted conversion price to the debentures shall under no circumstances be lower than $0.01.

        A financing for purposes of adjustments to the conversion price means:

—	the sale of our shares, warrants or additional convertible debentures, other than employee options, existing outstanding warrants, employee options, convertible debentures or other rights; and

—	the conversion of existing debt into equity, other than the conversion of existing wafer credits into our ordinary shares and existing convertible debentures.

        We will calculate the price per share for the purposes of the adjustment to the conversion price as set forth below. The examples presented below are for illustration only and are not based on any forecasts, assumptions or actual calculations of economic values and should not be relied upon for any other purpose.

—	If, in the financing or financings we issue only shares, the price per share for the purposes of calculating the adjustment will be the price per share in the financing or financings.

—	If, in the financing or financings we issue only convertible debentures, the price per share for the purposes of calculating the adjustment will be the result of dividing the purchase price of the debentures issued in the financing or financings less the present value of the cumulative amount of interest payable prior to the last conversion date of the debentures issued in the financing or financings, by the number of shares issuable upon conversion of the debentures issued in the financing or financings.

By way of illustration, if the purchase price of the debentures issued in the financing or financings is $1.10, the present value of the cumulative amount of interest payable prior to the last conversion date is $0.25 and the number of shares issuable upon conversion of the debentures issued in the financing or financings is 0.8 shares, the price per share would be ($1.10-$0.25)/0.8=$1.06.

—	If, in the financing or financings we issue only warrants, the price per share for the purposes of calculating the adjustment will be the purchase price of the warrants less the difference between the economic value of the warrants and the purchase price of the warrants, plus the present value of the exercise price of the warrants.

By way of illustration, if the purchase price per warrant is $0.60, the economic value per warrant is $0.70, and the present value of the exercise price per warrant is $0.50, then the price per share for the purposes of calculating the adjustment would be $0.60-($0.70-$0.60)+$0.50=$1.00.

—	If, in the financing or financings we issue units consisting of shares and warrants, the price per share for the purposes of calculating the adjustment will be the result of dividing the purchase price per unit in the financing or financings, less the economic value of the warrants, by the number of shares in each unit (not including the number of shares issuable upon exercise of the warrants).

By way of illustration, if the purchase price of a unit is $2.00, the economic value per warrant is $0.70 and the number of shares in each unit was 1 share, the price per share for the purposes of calculating the adjustment would be ($2.00-$0.70)/1=$1.30.

—	If, in the financing or financings we issue units consisting of convertible debentures and warrants, the price per share for the purposes of calculating the adjustment will be the result of dividing the price per unit in the financing or financings, less the present value of the cumulative amount of interest payable prior to the last conversion date of the debentures issued in the financing or financings and less the economic value of the warrants included in the units, by the number of shares in each unit issuable upon conversion of the debentures issued in the financing or financings, but not including the number of shares issuable upon exercise of the warrants.

By way of illustration, if the purchase price of the unit is $1.70, the present value of the cumulative amount of interest payable prior to the last conversion date is $0.25, the economic value per warrant is $0.70, and the number of shares issuable upon conversion of the debentures issued in the financing or financings is 0.8 shares, the price per share would be ($1.70-$0.25-$0.7)/0.8=$0.94.

—	If, in the financing or financings we issue units consisting of shares and convertible debentures, the price per share for the purposes of calculating the adjustment will be the result of dividing the purchase price per unit in the financing or financings, less the present value of the cumulative amount of interest payable prior to the last conversion date of the debentures issued in the financing or financings, by the number of shares in each unit including the number of shares issuable upon conversion of the debentures issued in the financing or financings.

By way of illustration, if the purchase price of the unit is $2.10, the present value of the cumulative amount of interest payable prior to the last conversion date is $0.25 and the number of shares in each unit is 1 and the number of shares issuable upon conversion of the debentures issued in the financing or financings is 0.8 shares, the price per share would be ($2.10-$0.25)/(1+0.8)=$1.03.

—	If, in the financing or financings we issue units consisting of shares, convertible debentures and warrants, the price per share for the purposes of calculating the adjustment will be the result of dividing the price per unit in the financing or financings, less the present value of the cumulative amount of interest payable prior to the last conversion date of the debentures issued in the financing or financings and less the economic value of the warrants included in the units, by the number of shares in each unit including the number of shares issuable upon conversion of the debentures issued in the financing or financings, but not including the number of shares issuable upon exercise of the warrants.

By way of illustration, if the purchase price of the unit is $2.80, the present value of the cumulative amount of interest payable prior to the last conversion date is $0.25, the economic value per warrant is $0.70, the number of shares in each unit is 1 and the number of shares issuable upon conversion of the debentures issued in the financing or financings is 0.8 shares, the price per share would be ($2.80-$0.25-$0.70)/(1+0.8)=$1.03.

        For the purposes of the adjustments set forth above, the “economic value” of the warrants will be calculated according to the Black and Scholes model as set forth in the Tel Aviv Stock Exchange Rules for registered companies based on the average closing price of our ordinary shares on NASDAQ (or such other stock exchange or quotation system on which our ordinary shares are listed in the event that they cease to be traded on NASDAQ) during the 15 consecutive trading days immediately prior to the date on which the financing agreement is signed. The interest rate for this calculation will be the interest rate as published by the Tel Aviv Stock Exchange on the date of the relevant financing.

        For the purposes of the adjustments set forth above, the “present value” will be calculated using the interest rate then applicable to the long term loans under our credit facility agreement. In the event that the financing or financings is denominated in a currency other than United States dollars, the amounts in the financing or financings will be converted to United States dollars according to the last known exchange rate on the date of the consummation of the relevant financing.

        The adjusted conversion price to the debentures shall under no circumstances be lower than $0.01.

Adjustment to Conversion Price Following Issuance of Bonus Shares, Rights Offerings and Other Events

        The conversion price is also subject to adjustment as set forth in the indenture in certain events, including the issuance of our capital stock as a dividend (bonus shares), subdivisions, combinations and reclassifications of our ordinary shares and rights offerings. In the event of the distribution of bonus shares, the number of our ordinary shares issuable upon the conversion of each debenture will be increased by such number of our ordinary shares that the debenture holder would have received if such debenture holder had converted his debentures on the record date fixed for the bonus share distribution. In the event of a rights offering to our shareholders of any type of our securities at any time from the date of this prospectus but prior to the conversion of the debentures, the number of our ordinary shares to be issued upon the conversion of the debentures shall be adjusted to take into account the element of economic benefit in the future rights offering as is represented by the ratio between the price per share of our ordinary shares on the effective date of the future rights offering and the opening price per share of our ordinary shares that is established by the Tel Aviv Stock Exchange on the following trading day. If the Tel Aviv Stock Exchange does not establish an opening price per share of our ordinary shares, no adjustment in the number of shares issuable upon conversion of the debentures will be made with respect to such future rights offering. In the event of our consolidation or merger as a result of which our company is not the surviving entity, we will provide notice to the Trustees prior to the date of consummation of such consolidation or merger. The successor entity shall assume the obligation to repay the principal of and interest on the debentures in accordance with their terms. Debentures which are not converted prior to the date of consummation of such consolidation or merger shall no longer be convertible.

Early Redemption of Debentures

Early Redemption at the Discretion of the Company

        We may at our option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500,000. In the event we choose to redeem the debentures, the minimum portion of the debentures we will redeem is 100% of the then outstanding debentures. We will provide the debenture holders with advance notice of at least 30 days prior to any such redemption. Upon such early redemption, we will pay to the holders of the debentures the amount of outstanding principal of their debentures and interest accrued as of the redemption date. A resolution to announce an early redemption of the debentures will be adopted by our board of directors and we will provide notice of such resolution on Form 6-K, and in an immediate report in Israel as well as a notice to be published in two Israeli newspapers. The date of the early redemption will be between 30 to 45 days after the date of our notification.

        Under the facility agreement, we are not permitted to redeem debentures.

Subordination of Debentures

        As described below, the payment of the principal of and interest on the debentures is subordinated to the prior payment of all amounts payable by us to the banks under the facility agreement, whether outstanding on the date of the indenture or thereafter created, incurred or assumed. Upon our dissolution, winding up, liquidation or reorganization, the banks will be entitled to receive payment in full of all amounts due to them under the facility agreement before the holders of debentures are entitled to receive any payment.

Possible Postponement of Payments under the Debentures

        In addition to the subordination of the debentures to the amounts payable by us to the banks under the facility agreement, upon dissolution, winding up, liquidation or reorganization, the debentures and the indenture provide, in accordance with the requirements of the facility agreement, that the dates for payment of interest and principal on the debentures may be postponed (with interest continuing to accrue at regular rates), depending on various scenarios relating to our relations with the banks as detailed below. In the event of such postponement in payments on the debentures, we will extend the conversion period for the debentures. The terms of the indenture permit the Co-Trustees to initiate legal proceedings against us only in a limited number of cases, and always provided that advance notice is given to us and to our banks. The indenture provides that each debenture holder waives any right or claim against the Co-Trustees based on the grounds that they should have initiated any proceeding or act in any other way in spite of such provisions of the indenture while claiming that such provisions do not comply with applicable law.

        Under the facility agreement, the payment dates of interest and principal to the banks fall on the last business day of each calendar quarter (a “Bank Payment Date”).

        In the event of the existence of an Event of Default, as such term is defined below, on a Bank Payment Date, then, subject to the provisions below, no payment of principal or interest on the debentures shall be made and the debenture holders and any person or entity acting on their behalf (including the Co-Trustees) shall not be entitled to take any action against us in connection with such non-payment, unless such non-payment shall continue for a period of more than 6 (six) months commencing on the applicable Bank Payment Date (a “Six Month Period”). To illustrate, if December 31, 2011 is a Bank Payment Date and on such date an Event of Default exists, the Six Month Period applicable to the payment to be made on the debentures on January 12, 2012 will be calculated beginning on December 31, 2011. For a description of additional events of default contained in our facility agreement, see “Events of Default under the Facility Agreement.”

        The facility agreement further provides that after the conclusion of a Six Month Period, we may not make payments of principal and interest on the debentures unless we have either (i) paid the banks amounts then owing in full; or (ii) the holders of the debentures obtained a final judgment requiring us to make payment to them.

        During the aforementioned Six Month Period, the following shall apply:

        If during such period, we shall make any payment to the banks on account of interest or principal under the facility agreement, then, on the date of such payment to the banks, we shall make a payment on account of interest or principal (as the case may be) then due and payable in respect of the debentures, such payment to be made at the same percentage of the interest or principal then due and payable on the debentures proportionate to the portion of the payment actually made to the banks to the amount (interest or principal as the case may be) due and payable under the facility agreement as of the payment date;

        In the event that during such Six Month Period the banks and us shall reach an agreement regarding a rescheduling of payments by us to the banks under the facility agreement, such rescheduling (whether of principal or interest) shall apply pro rata also to payments of principal and/or interest, as the case may be, in respect of the debentures and the holders of the debentures shall be bound by such rescheduling agreement. According to our facility agreement, such rescheduling agreement will apply only to payments (principal and interest) scheduled to be made on the debentures during the period of 12 (twelve) months beginning on the applicable Bank Payment Date, and shall postpone each payment on the debentures for no longer than 12 months. Pursuant to any such rescheduling agreement, we shall, in such 12 month period, pay to the holders of the debentures, such amounts on account of principal and/or interest at the same percentage of the scheduled repayments of principal or interest, during such 12 period in respect of the debentures, proportionate to the portion of the payments to be made to the banks during such 12 month period under such rescheduling agreement to the scheduled repayments of principal or of interest to the banks pursuant to the facility agreement for such 12 month period. Alternatively, such rescheduling agreement may provide that payments of principal and/or interest on account of the debentures shall, with effect from the termination of such Six Month Period, be made to the holders of the debentures in accordance with the original schedule under the terms of the debentures, provided that amounts not paid during such Six Month Period, or prior thereto shall be postponed to be paid pro rata to those payments not made to the banks during such Six Month Period or prior thereto and the holders of the debentures shall be bound by such an agreement. If during the rescheduling period another Event of Default under the facility agreement shall occur, the aforementioned provisions shall again apply. Notwithstanding the above, if, on a date scheduled for the payment of principal or interest on the debentures, any of the below events occur, then no amount of whatsoever nature shall be payable by us in respect of the debentures (whether in respect of principal, interest or any other amount) until all amounts owed by us under the facility agreement shall have been paid in full. In the event that, contrary to the above, the holders of the debentures (or, as applicable, any person or entity acting on their behalf, including a trustee) shall receive, during a period under which there is an Event of Default, any payment, distribution or benefit, the recipient thereof shall be deemed to hold same on trust for the banks and shall forthwith pay or transfer to the banks any payment, distribution or benefit so received. The events are as follows: (A) The existence of any of the following events: (i) our inability or admission of our inability to pay our debts as they fall due, (ii) the commencement of winding-up proceedings against us (including the granting of an order of receivership or any similar order against or in respect of us or any of our assets), provided that such proceedings are not cancelled or withdrawn within 60 days, (iii) any execution, attachment or sequestration or other process arises out of any third party claim against us where the amount being the subject of the relevant proceeding is in excess of $2.5 million; (B) If the banks shall declare that all loans and/or other credits received under the facility agreement are immediately due and payable, (C) In the event that the holders of the debentures (or any person or entity acting on their behalf, including the Co-Trustees), shall institute any legal proceedings against us other than in connection with excluded proceedings, and in accordance with the terms of the debentures. Excluded proceedings mean (i) proceedings where the sole claim relates to our failure to make payments of principal or interest on the debentures for more than 14 business days from the date on which we are required to make them, as these dates may be postponed in accordance with the above provisions; or (ii) proceedings in connection with a claim of “misleading information” in this prospectus.

Subordination to Secured Obligations; Statutory Priorities

        Under the laws of the State of Israel, the following have priority over general unsecured creditors: unpaid wages to a specified limit plus severance payments to a specified limit if not covered by national insurance; certain past due taxes to the government; past due rent for a maximum of one year; and secured indebtedness in which the security interest (which may be a floating charge) is registered as required under the laws of Israel. As of September 30, 2005, we estimate that these statutory priorities would amount to approximately $5.4 million. As of the date of this prospectus, in addition to the first ranking charge which we granted to the banks under the facility agreement (see “Risk Factors – The payment of principal of and interest on the debentures is subordinated to our indebtedness to our banks and obligations to secured creditors.”), our assets are subject to a second ranking floating charge in favor of the government of the State of Israel, which secures our compliance with the terms of our grants in connection with our government “Approved Enterprise” programs for Fab 1 and Fab 2 (approximately $263 million received and approximately $7.3 million receivables, as of December 31, 2005) and Siliconix Technology C.V., one of our customers, which has a first ranking charge on a bank account into which Siliconix deposited in 2004, $20 million for the purchase of equipment and other expenses in connection with the performance of our obligations under our agreement with Siliconix (of which as of December 31, 2005, there is a balance of approximately $10 million) and over the equipment which has been or which may be subsequently purchased with such funds. The indenture does not limit the amount of additional indebtedness which we can create, incur, assume or guarantee nor our ability to create any security to secure our obligations to any third party.

Events of Default under the Facility Agreement

        The following constitute Events of Default under our facility agreement:

(i)         Failure to make a payment: Our failure to pay any amount payable to our banks under the facility agreement within seven business days or ten days from the date of payment. Payments under the facility agreement include payments of principal and interest.

(ii)         Failure to meet production milestone: Fab 2 must reach production capacity of 33,000 wafers per month by December 31, 2007.

(iii)         Failure to raise additional funding within the agreed timetable:

        We are obligated to raise $8 million by June 30, 2006 from specified sources. The sources of this $8 million of funding are limited to: (a) investments in our equity; (b) proceeds, net of taxes paid and related expenses, from the sale of securities we own in Azalea Microelectronics Corporation; and (c) wafer prepayments under certain prepayment contracts.

(iv)         Investment Center Grants. We must comply with the terms and conditions of the approval to receive grants for Fab 2 from the Investment Center of the Israeli Ministry of Industry, Trade and Labor and must receive these Fab 2 grants in accordance with the timetable set forth in the amended facility agreement. The facility agreement allows us to replace up to $50 million of the Fab 2 grants with paid in equity or wafer prepayments.

(v)         Failure to comply with certain financial ratios and covenants: Under the terms of the amended facility agreement, we must meet certain financial ratios and covenants, including financial covenants relating to periodic sales, quarterly earnings before interest, taxes, depreciation and amortization (quarterly EBITDA), net cash flow as compared with total debt and equity as compared to total assets. In January 2005, we signed a waiver letter agreement with our banks according to which the banks waived our non-compliance with certain financial ratios and covenants for the fourth quarter of 2004 and which amended certain of the financial ratios and covenants for 2005. Under the terms of the July 2005 amendment to our credit facility agreement, our banks agreed to amend our financial ratios and covenants through the third quarter of 2006. As of today, we are in full compliance with our financial ratios and covenants. We anticipate that we will not be in compliance with all of the financial ratios and covenants under the amended facility agreement commencing in the fourth quarter of 2006. See “Risk Factors – If we do not raise the funds required by the amendment to our credit facility agreement or fail to satisfy the covenants set forth in our amended credit facility, our banks will be able to call our loans.”

(vi)         Changes to and compliance with material contracts: We may not amend, cancel, terminate or waive any term of a material contract unless the aforementioned actions are not materially adverse to the interests of our banks. We also must materially comply with the terms of our material contracts. Subject to certain exceptions, certain of our material contracts must remain in full force and effect.

(vii)         Use of excess cash flow from Fab 2: We must invest the operating cash flow derived from Fab 2 in the Fab 2 project.

(viii)         Creation of encumbrances: We may not provide security interests in or otherwise encumber our assets, other than in favor of our banks or the government of the State of Israel in connection with grants from the Investment Center of the Ministry of Industry, Trade and Labor for Fab 1 and Fab 2 or unless approved by our banks, as was the case with the first ranking charges on certain of our Fab 1 assets in favor of Siliconix Technology C.V., one of our customers.

(ix)         Payment of dividends: We are not permitted to undertake to declare or pay a dividend or any other distribution (as defined in the Companies Law – 1999) or to redeem any of our shares or convertible securities (including the debentures issued in our 2002 and 2006 rights offerings) unless the facility agreement specifically grants us this right. The facility agreement provides that we may declare and pay a dividend on or in respect of our share capital provided that: (a) no such distribution shall take place prior to January 1, 2008 and prior to any such distribution, we must have placed on deposit with our banks an amount equal to the debt service for the quarter in which the distribution is to be made and pledged such deposit in favor of our banks, and (b) we must have complied with certain financial ratios and covenants. In addition, we may only declare and pay a dividend provided that:

—	the dividend is only paid from excess cash flow from Fab 2;
—	there is no event of default outstanding under the facility agreement; and
—	an event of default could not reasonably exist after such distribution.

(x)         Incurrence of financial indebtedness: We may not incur any financial indebtedness, unless we are specifically permitted to do so under the facility agreement. Examples of financial indebtedness which we are permitted to incur according to the terms of the facility agreement are: an amount of up to $40 million in respect of a credit facility for Fab 1, an amount of up to $10 million in respect of operating leases relating to Fab 2, the debt we incurred in connection with the issuance of convertible debentures in January 2002 and in January 2006.

(xi)         Purchase of shares or assets of another company: We may not purchase any interest in the share capital or the business or assets constituting a separate business of another company unless the aggregate amount of all such investments or purchases does not exceed $5 million.

(xii)         Suspension or cancellation of approvals and permits: We must obtain all of the permits, approvals or licenses necessary for the performance of the Fab 2 project and must ensure that they are not suspended, cancelled, revoked or lapse without our having obtained adequate replacements. In addition, we must comply with the terms of such permits, approvals or licenses and their terms cannot be modified in a material adverse respect.

(xiii)         A “change of ownership”: The facility agreement provides that certain events would be considered to be a change of ownership of our company and would constitute an event of default. These events include limitations of the number of our shares that the Israel Corp. and our major wafer partners (SanDisk Corporation, Alliance Semiconductor Corporation and Macronix Co. Ltd.) may sell or hold and the composition of our board of directors including that:

—	From December 16, 2003 through January 29, 2006, Israel Corp. must hold at least the higher of (i) eight million of our ordinary shares or (ii) 16.5% of our issued share capital less two million ordinary shares.

—	During the three-year period beginning January 29, 2006, Israel Corp. may gradually sell between 25% to 100% of the shares held by it on December 16, 2003, less the amount of shares it was entitled to sell through January 29, 2006.

—	Until January 29, 2006, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix Co. Ltd. cannot sell more than 30% of the number of our shares held by them on January 29, 2004 which were purchased pursuant to the year 2000 investment agreements with us.

—	At any time during the period between January 30, 2006, and at least 12 months from January 29, 2006, the aggregate shareholdings of SanDisk Corporation, Alliance Semiconductor Corporation and Macronix Co. Ltd. must equal at least 60% of the amount of their aggregate shareholdings on January 29, 2006 (which may be reduced under certain conditions) less an amount of shares equal to 30% of the number of our shares held by them on January 29, 2004.

—	The maximum number of directors that Israel Corp. may nominate may not exceed the number of directors nominated by SanDisk Corporation, Alliance Semiconductor Corporation and Macronix Co. Ltd. For the purpose of this calculation external directors and our office holders that are also directors are not taken into account as members of our board of directors.

—	Israel Corp. may not hold for more than 7 days ordinary shares that it acquires through the conversion of convertible debentures if, at such time, the number of our ordinary shares held by it exceeds the sum of the number of our ordinary shares held by it on January 18, 2001 (the date the facility agreement was signed) and the number of our ordinary shares purchased by Israel Corp. pursuant to its December 2000 investment agreements with us.

—	SanDisk Corporation, Alliance Semiconductor Corporation, Macronix Co. Ltd., and Israel Corp., no longer nominate in excess of half of our directors. For the purpose of this calculation external directors and our office holders that are also directors are not taken into account as members of our board of directors.

(xiv)         Purpose of Credits: We may not use the different forms of credits available under the facility agreement other than for the purposes permitted therefor, which generally relate to costs and expenses associated with the Fab 2 project.

(xv)         Ranking: We may not create any obligations to any third party that rank senior in right and priority of payment to the banks or in priority of security to the banks, other than obligations which are mandatorily preferred by law applying to companies generally.

(xvi)         Insurance: All of our properties and assets must be insured with reputable insurance companies or underwriters approved by the banks. We must also maintain insurance which is generally and customarily maintained by companies carrying on a business similar to ours. The proceeds payable under the insurance polices in the event of loss of Fab 2 must equal at least 110% of the aggregate amount of debt we owe our banks under the facility agreement at any given time. In addition, the insurance policies are to be assigned by way of charge in favor of the banks and the banks are to be joined as an additional insured.

(xvii)         Construction Contract: We may not terminate or exercise any right or suspension under our agreement with our Fab 2 contractor without the prior written consent of the banks. In addition, the suspension of performance under the agreement with our Fab 2 contractor for a continuous period of more than ninety days or the abandonment of the Fab 2 project or a material part thereof are events of default.

(xviii)         Agreements providing for wafer order rights: We must have binding agreements providing for a wafer order right providing for the sale of a minimum capacity in Fab 2 in aggregate of at least 15,733 wafer starts per month for the three year period commencing after Fab 2 reaches production capacity of 10,000 wafer starts per month. At the present time, this obligation is satisfied as a result of the foundry agreements with our wafer partners.

(xix)         Representation and warranties: Prior to the closing of the facility agreement with the banks, we made certain representations and warranties to the banks and we were deemed to have been repeated certain of those representations and warranties to the banks each time we delivered a request to borrow money under the facility agreement. We also made certain representations and warranties to the banks in connection with the amendments to our facility agreement the last of which is dated December 2005. When made, the representations and warranties must have been correct and not misleading in a material manner.

(xx)         Continuous legal validity of the facility agreement: The facility agreement or any of its ancillary agreements shall not cease to be in full force and effect in any respect or fail to provide the intended perfected security over our assets in favor of our banks.

(xxi)         Liquidation; Insolvency: Our becoming insolvent or admitting to being insolvent or our commencement of negotiations with any one or more of our creditors with a view to a general readjustment or rescheduling of our indebtedness. In addition, any steps taken for our liquidation, winding up or similar events, including our seeking protection from our creditors, and any proceedings or orders with respect thereto must be cancelled or withdrawn within sixty days.

(xxii)         Cross acceleration of other indebtedness: We may not fail to make payments regarding any of our other financial indebtedness which aggregates $20 million or more. In addition, $20 million or more of our other financial indebtedness cannot become prematurely due and payable or be placed on demand.

(xxiii)         Breach of Convertible Debentures. Our default under or breach of any of the terms and conditions of the convertible debentures we issued in January 2002 or the convertible debentures issued in January 2006 or our making any payment in relation thereto which is not permitted under the facility agreement or the institution by the holders of the debentures (or anyone acting on their behalf, including a trustee) of proceedings against us.

(xxiv)         Execution, Attachment, Sequestration: We may not permit any execution, attachment, sequestration or other similar process taken against us to subsist for more than 45 days.

(xxv)         Material adverse effect: The existence of any litigation or other proceedings involving us, or any event or series of events, which is likely to have a material adverse effect on our company.

(xxvi)         Fab 2 being declared a total loss: Fab 2 or a substantial portion thereof is rendered inoperable or declared by our insurers to be a total loss or a constructive total loss.

(xxvii)         Government action against us: Any nationalization, seizure or expropriation of all or any substantial or material part of our assets, including our share capital by any governmental authority.

(xxviii)         Restrictions on the free exchange of NIS for United States dollars: The imposition of restrictions by an Israeli governmental authority on the free exchange of NIS for United States dollars or United States dollars for NIS.

(xxix)         Claim that we defaulted under certain prepayment contracts: The counter party to certain prepayment contracts makes a claim that we defaulted thereunder.

(xxxii)         Additional Restrictions: Without the prior written consent of our banks or as permitted under the facility agreement, we are restricted from:

—	altering the Fab 2 business plan;

—	entering into or resolving to approve any merger, reorganization or transfer of any part our business;

—	amending our articles of association in a manner which is materially adverse to the interests of our banks;

—	making any payment or transferring our assets to our shareholders or their affiliates;

—	disposing of our assets other than in the ordinary course of business or other than to replace such assets with comparable or superior assets;

—	selling, transferring or licensing on an exclusive basis any of our intellectual property assets which are material to the Fab 2 project or over which the banks have received a fixed security interest; however, we may enter into exclusive license arrangements on arms’ length bases which are in the ordinary course of business, provided that such arrangements do not adversely affect the interests of the banks or the conduct of the Fab 2 project;

—	incurring any capital expenditures other than for the Fab 2 project or for Fab 1;

—	delegating the management of the Fab 2 project to any other person;

—	abandoning all or any part of the Fab 2 project; and

—	maintaining any bank accounts other than the accounts with our banks and all payments related to the Fab 2 project shall be made from or to those accounts.

        We must notify the banks of any event of default of which we are aware and report on the steps, if any, being taken by us to remedy such event of default. With respect to the majority of the aforementioned events of default, the facility agreement provides that if such event of default is capable of remedy, or if our failure to comply with other obligations under the facility agreement is capable of remedy, then such events will not entitle our banks to exercise their remedies under the facility agreement if we cure such breach within the period or time set forth in the facility agreement (generally 7 or 14 days).

Events of Default and Remedies Under the Debentures Due 2012

        An Event of Default under the debentures is:

—	Any corporate action taken by us or other steps taken or proceedings started or consented to or any order made for our winding up, administration or re-organization (or for the suspension of payments generally or any process giving protection against creditors), or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officer for all or any part of our revenues or assets or such a person is appointed, which action, steps, proceedings or order are not cancelled or withdrawn within 60 days of the occurrence or the institution thereof.

—	Our failure to pay an amount of principal or interest in respect of the debentures within 14 Business Days (as defined below) of the date we are required to make the payment under the debentures as such date may be postponed in accordance with the terms of the debentures.

        In accordance with the terms of the facility agreement, the indenture provides that no action may be taken by the debenture holders and/or the Co-Trustees with respect to an Event of Default under the debentures unless we have not remedied such Event of Default within 39 days after the later of (i) the date of our receipt of a demand to cure such default, and (ii) the date of the receipt by our banks of the copy of a demand to cure such default, which must be sent to our banks that are or become a party to the facility agreement on the same day as we receive service.

        A “Business Day” is a day on which the banks that are or become a party to the facility agreement are open for trading in Israel in US dollars and banks generally are open for trading in US dollars in London and New York.

        Holders of the debentures and the Co-Trustees on their behalf may not enforce the indenture or the debentures except as provided in the indenture. Subject to certain limitations, the holders of a majority of the aggregate principal amount of the debentures may direct the Co-Trustees in their exercise of any trust or power under the indenture. In addition to other documents that we are required to deliver to the Co-trustees under the Securities Law, we undertook in the indenture to provide the Co-Trustees (i) annually a statement regarding compliance with the indenture, and (ii) upon becoming aware of any default or Event of Default under the indenture, with a statement specifying such default and further stating what action we have taken, are taking or propose to take with respect to such default.

Amendments to Indenture; Supplemental Indentures; Waiver of Defaults

        Subject to certain exceptions, the indenture or the debentures may be amended or supplemented at a duly convened meeting of the debenture holders with the approval of (a) the holders of a majority of the aggregate principal amount of the debentures and (b) at least 75% of the debenture holders participating in such meeting. Subject to certain exceptions, an Event of Default under the indenture may be waived, by a duly convened meeting of the debenture holders, if (a) the holders of a majority of the aggregate principal amount of the debentures, and (b) at least 75% of the debenture holders participating in such meeting vote in favor of such waiver. We may not amend or modify any term, covenant or provisions of the Indenture which under the provisions of the Trust Indenture Act cannot be modified or amended without the consent of the holders of each or all debentures then outstanding or affected thereby, without the consent of the holder of each debenture so affected. We may not amend the conversion price, the manner in which the conversion rate may be adjusted, the number of shares issuable upon conversion of the debentures or the maturity date of the debentures, except as disclosed in this prospectus or by way of an arrangement pursuant to Section 350 and following of the Israeli Companies Law – 1999 or in the context of a statutory merger under the Companies Law.

DIVIDEND POLICY

        Since 1998, we have not declared or paid cash dividends on any of our shares and we have no current intention of paying any cash dividends in the future. The facility agreement that we entered into with our banks, as amended, prohibits the payment of dividends prior to January 1, 2008, and before any such distribution, we must have placed on deposit with our banks in an amount equal to the debt service for the quarter in which the distribution is to be made and charged such deposit in favor of our banks, and we must have complied with financial ratios and covenants. In addition, we may only declare and pay a dividend provided that:

—	the dividend is only paid from excess cash flow from Fab 2;

—	there is no event of default outstanding under the credit facility agreement; and

—	an event of default could not reasonably exist after such distribution.

The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

TAXATION

        The following is a summary of the certain tax consequences in Israel and the United States to individual and corporate residents of Israel and the United States resulting from the sale of debentures that are convertible into our ordinary shares or of ordinary shares issued by us. Since our bank credit facility prohibits the payment of dividends on our ordinary shares, this summary does not discuss the tax consequences in Israel or the United States that would result from the payment of dividends. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary. This summary is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax consequences that may be relevant to each person’s decision to exercise or sell the rights we are distributing, the convertible debentures to be issued once the rights are exercised, or the sale of our ordinary shares issued upon the conversion of the convertible debentures.

        Prospective purchasers of our ordinary shares and other securities should consult their own tax advisors as to the United States, Israel or other tax consequences of the purchase, ownership and disposition of our securities, including, in particular, the effect of any foreign, state or local taxes.

        In August 2005, the Israeli parliament approved an amendment to the Israeli tax regime, which became effective on January 1, 2006 (“the 2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from our securities.

Israeli Tax Considerations

        Israeli law imposes a capital gains tax on the sale of capital assets, including securities and debentures. In general, the conversion of the debentures into ordinary shares will not be subject to Israeli tax.

A.	Israeli Capital Gains Tax

        According to the 2006 Tax Reform, an individual will be subject to a 20% tax on real capital gains on the sale of securities, including debentures, warrants and shares, so long the individual is not a controlling shareholder (generally a shareholder with 10% or more in the right to profits, right to nominate a director and voting rights) in the company issuing the securities. This implies an increase in the tax rate on the gains from publicly traded securities from 15%, which was applicable to sales before January 1, 2006, to 20%.

        A controlling shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of securities issued by the controlled company. The determination of whether the individual is a controlling shareholder will be made on the date the securities are sold. Nevertheless, the individual will be viewed as a controlling shareholder even if at any time during the 12 months preceding this date he had been a controlling shareholder.

        Corporations will be subject to corporate tax rates in respect of total income, including capital gains, with the corporate tax rate reduced gradually from 31% in 2006 to 25% in 2010. However, between 2006 and 2009, corporations whose taxable income was not determined, immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985 or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984 (“Dollar Regulations”) will generally be taxed at a rate of 25% on their capital gains from the sale of their securities.

        Non-residents of Israel will be exempt from any capital gains tax from the sale of our securities, so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel. A non-resident corporation will generally not enjoy this exemption if Israeli residents are: (1) its controlling shareholders, as defined for the purpose of section 68 of the Israeli Income Tax Ordinance, or (2) directly or indirectly eligible to receive or are beneficial owners of 25% or more of the income or the profits of the non-resident corporation.

        In any event, under the US-Israel Tax Treaty, a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim benefits under the Treaty, will in general not be taxable in Israel on capital gains from the sale of securities, unless that US treaty resident is both selling shares and holds 10% or more of the voting power in our company (subject to the provisions of Israeli domestic law as described above).

        In computing a capital gain derived from the sale of our shares originating from a converted debenture, the “purchase date” and “balance of its original cost” will be deemed as the convertible debenture purchase date and cost (plus any additional related costs), respectively.

        These provisions dealing with capital gains are not applicable to an Israeli resident whose gains from selling or otherwise disposing of our securities are deemed to be business income.

B.	Tax on Income Paid on our Debentures

        Interest and Original Issuance Discount (OID) on our convertible debentures purchased after January 1, 2006, will, in general, be subject to Israeli tax of up to 20% if received by an individual who is not a “controlling shareholder” in the company from which the income is derived. Interest received by an individual from a company of which he is a controlling shareholder will be taxed based on the recipient’s marginal tax rates which will be reduced gradually from the current 49% rate to 44% in 2010. The 2006 Tax Reform does not specify the date in which a controlling shareholder should be determined as such if that controlling shareholder receives interest.

        Despite the above, interest income in the hands of an individual will be taxed based on his marginal tax rate in the following instances: (i) the individual claimed interest expenses against this income; (ii) the interest income is business income in his hands or it is such that requires inclusion in the books; and (iii) special relations exist between the payer of the interest and its recipient (for example: that of supplier/customer/employee).

        Corporations will be subject to corporate tax rates in respect of total income, including interest income.

        Withholding tax at source from debenture interest and OID paid to resident individuals will, in general, be at a rate of 20%, however the payment of interest to an individual who is a controlling shareholder, an employee, contractor or supplier of the company will be subject to withholding tax at the individual’s maximum marginal tax rate according to section 121 of the Israeli Income Tax Ordinance (which will decline from 49% in 2006 to 44% in 2010). Interest paid to holders of convertible debentures which are corporations will be subject to withholding tax at the current corporate tax rate (which will decline from 31% in 2006 to 25% in 2010). Withholding tax at source from debenture interest and OID paid to non-resident individuals or corporations will be at a rate of 25% or less, subject to any relevant tax treaty relating to their domicile country.

        In any event, under the US-Israel Tax Treaty, the maximum Israeli tax withheld on interest and OID paid on our convertible debentures to a US treaty resident (other than a US bank, savings institution or company) is 17.5%.

        Interest accrued upon redemption of the debentures will be deemed as part of the proceeds from the redemption and not as interest income, if the redemption resulted in a capital loss and it is not in the hands of a controlling shareholder or a holder of the debentures from allotment date and on – up to the ceiling of the capital loss.

        United States Tax Considerations

        Subject to the limitations described in the next paragraph, the following describes the United States federal income tax consequences resulting from the purchase, ownership, conversion or disposition of debentures and the ownership or disposition of ordinary shares by a “U.S. Holder.” For purposes of this discussion, a U.S. Holder means any U.S. person who acquires debentures or ordinary shares issued upon the conversion of such debentures from a prior holder. For purposes of our discussion, a U.S. person is:

—	a citizen or resident of the United States;
—	a corporation created or organized in the United States or under the laws of the United States or any State;
—	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
—	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly elected to be treated as a U.S. person under applicable Treasury regulations.

        The discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion is not a representation of, nor does it address, all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that will own the debentures, or ordinary shares as capital assets at all relevant times and does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

—	are broker-dealers or insurance companies;
—	have elected mark-to-market accounting;
—	are financial institutions or financial services entities;
—	hold rights, debentures, or ordinary shares as part of a straddle, hedge or conversion transaction with other investments;
—	own directly, indirectly or by attribution at least 10% of our voting power; or
—	have a functional currency that is not the U.S. dollar.

        Additionally, the discussion does not consider the tax treatment of persons who hold debentures or ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate tax.

        Finally, this discussion does not address any aspect of state, local or non-U.S. tax laws.

        Debt Characterization of the Debentures

        Certain characteristics of the debentures raise an issue of whether such debentures should be treated as debt or equity for U.S. income tax purposes. Such characteristics include subordination, the absence of interest payments prior to maturity, provisions for optional conversion into our ordinary shares, and the absence, in certain circumstances, of a fixed maturity date. Tower intend to take the position that the debentures are characterized as debt for U.S. income tax purposes, but this conclusion is not free of doubt. Due to the fact-intensive nature of the issue, and in particular to the characteristics described in the second preceding sentence, it is unclear whether the debentures should be characterized as debt for U.S. income tax purposes.

        In any case, if the debentures were determined to be characterized as equity for U.S. tax purposes, the U.S. income tax consequences to U.S. Holders generally should not be materially less favorable than those described herein. The consequences of the debentures being characterized as equity for U.S. tax purposes are addressed in greater detail below under the subheading “Tax Consequences if the Debentures Are Characterized as Equity.”

        The discussion below, other than under the subheading “Tax Consequences if the Debentures Are Characterized as Equity” assumes that the debentures are characterized as debt for U.S. income tax purposes.

        Conversion of Debentures

        A U.S. Holder will not recognize gain or loss upon the conversion of the debentures (except with respect to any cash received in lieu of a fractional share). A U.S. Holder’s basis in the ordinary shares received upon conversion will equal the U.S. Holder’s basis in such debentures. A U.S. Holder’s holding period for the ordinary shares received upon exercise of a debenture should include the U.S. Holder’s holding period for the debenture.

        Disposition of Debentures, or Ordinary Shares Issued Upon the Conversion of Debentures

        This discussion is qualified by the discussions below under the subheading “Tax Consequences if We Are a Passive Foreign Investment Company.”

        Upon the sale, exchange or other disposition of debentures or ordinary shares issued upon the conversion of debentures, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s basis in the debentures or ordinary shares. In the case of a U.S. Holder who purchases a debenture at a market discount, however, any gain attributable to accrued market discount will be treated as ordinary income. See the discussion below under the subheading “Original Issue Discount, Acquisition Premium and Market Discount.”

        Capital gain from the sale, exchange or other disposition of debentures or ordinary shares for which the U.S. Holder has a holding period of more than one year will be long-term capital gain. In the case of a U.S. Holder that is an individual, estate or trust, long-term capital gains generally are eligible for taxation at reduced rates. For taxable years beginning before 2009, the maximum federal income tax rate for long-term capital gains earned by a noncorporate U.S. Holder is 15%. The deductibility of capital losses is subject to limitations.

        Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition debentures, or ordinary shares generally will have a U.S. source for foreign tax credit purposes.

        Original Issue Discount, Acquisition Premium and Market Discount

        A U.S. Holder of debentures will accrue original issue discount (“OID”), and include such OID in income on a current basis, regardless of the U.S. Holder’s regular method of accounting. The amount of OID accrued for each accrual period generally is determined by multiplying the debenture’s yield-to-maturity (adjusted for the length of the accrual period) by its adjusted issue price at the beginning of the accrual period. The amount of OID so determined will then be allocated on a ratable basis to each day in the accrual period on which the U.S. Holder holds the debenture. A U.S. Holder’s adjusted tax basis in the debenture will be increased by the amount of any OID included in income with respect thereto and decreased by any payments received thereon. The adjusted issue price of a debenture at the beginning of any accrual period is equal to the issue price of the debenture increased by the amount of OID accrued, and reduced by any interest paid, during all prior accrual periods.

        Special rules will apply to a U.S. Holder who purchases a debenture for an amount other than its adjusted issue price. If the purchase price paid by the U.S. Holder exceeds the adjusted issue price of the debenture, the debenture is considered to have “acquisition premium,” and the amount of OID otherwise allocable to an accrual period is reduced by a portion of such acquisition premium. If the purchase price paid by the U.S. Holder is less than the adjusted issue price of the debenture, the debenture is considered to have “market discount.” Any gain recognized by a U.S. Holder upon the disposition of a debenture purchased at a market discount will be treated as ordinary income to the extent of the market discount accrued through the date of the disposition. Market discount generally accrues ratably, i.e., with the same amount of discount allocable to each day during the holding period of the U.S. Holder. Alternatively, a U.S. Holder may elect to accrue market discount on the basis of a constant interest rate. Under this alternative method, market discount accrues under rules similar to the rules described above governing the accrual of OID. This election is irrevocable once made with respect to a debenture.

        Constructive Dividends

        As noted above, the conversion price of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and applicable Treasury regulations, an adjustment to the conversion price, or a failure to adjust the conversion price, may in certain circumstances result in a constructive distribution to a U.S. Holder if, and to the extent that, such adjustment to the conversion price, or failure to adjust the conversion price, increases the proportionate interest of a U.S. Holder in our earnings and profits or assets, whether or not such U.S. Holder ever converts his, her or its debentures into ordinary shares. Any such constructive distribution would be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, with any excess treated as a tax-free return of capital up to such U.S. Holder’s tax basis in his, her or its debentures, and then as capital gain.

        Dividends generally are taxed as ordinary income. In the case of a noncorporate U.S. Holder, certain “qualified dividends” are taxable at the same reduced rates as are applicable to long-term capital gains for taxable years beginning before 2009. It is not clear whether a constructive dividend with respect to our ordinary shares would be treated as a qualified dividend eligible for such reduced rate. In addition, the reduced rate will not apply if we are treated as a passive foreign investment company in the year that a dividend (or constructive dividend) is paid or in the prior year. See the discussion below under the heading “Tax Consequences if We Are a Passive Foreign Investment Company.”

        Tax Consequences if We Are a Passive Foreign Investment Company

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged quarterly over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we are a PFIC, and a U.S. Holder does not make an election to treat us as a qualified electing fund (as described below) or a mark to market election (as described below):

—	Excess distributions by us to a U.S. Holder will be taxed in a special way. Excess distributions are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder’s holding period for ordinary shares before the present taxable year. This amount may exceed our current or accumulated earnings and profits. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year (or to any year prior to the first year in which we were a PFIC) in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year (other than any year prior to the first year in which we were a PFIC) at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to underpayments of income tax.
—	The entire amount of gain realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be treated as an excess distribution and will be subject to tax as described above.
—	A subsequent holder’s tax basis in shares of our stock that are acquired from a decedent will not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.
—	If we are a PFIC, and any foreign subsidiary or other foreign company in which we own shares is also a PFIC, then a U.S. Holder of our shares will also be treated as owning shares of that lower-tier PFIC. For purposes of the above-described rules relating to dispositions of PFIC shares, certain proposed Treasury regulations generally would treat any transaction that reduces a U.S. Holder’s proportionate interest in a lower-tier PFIC as a disposition of shares of such lower-tier PFIC.

—	Under proposed Treasury regulations, a U.S. Holder of a convertible debenture would be treated as owning ordinary shares for purposes of the PFIC rules above.

        The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF, in the first taxable year in which the U.S. Holder owns (or is considered to own) ordinary shares and if we provide the Internal Revenue Service, or IRS, with information regarding our earnings; a late (retroactive) election may be made in limited circumstances. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

        A U.S. Holder of ordinary shares may avoid application of the PFIC rules to shares of a lower-tier PFIC by making a separate QEF election for shares of the lower-tier PFIC for the first taxable year in which the U.S. Holder is considered to own shares of the lower-tier PFIC; this election may only be made, however, if the lower-tier PFIC provides the IRS with information regarding its earnings. A QEF election with respect to our shares does not constitute an election with respect to any lower-tier PFIC.

        As noted above, the proposed regulations would treat a U.S. Holder of a convertible debenture as if the holder held ordinary shares for purposes of the PFIC rules. A convertible debenture holder, however, may not make a QEF election. If we are considered a PFIC (presently or in the future), a U.S. Holder of a convertible debenture might be unable to make a timely QEF election for our shares or for shares of any lower-tier PFIC.

        A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the holder’s adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

        We do not believe that we currently are a PFIC. Our belief that we are not a PFIC is supported by a private letter ruling issued by the IRS to a company whose circumstances are substantially the same as ours, although such private letter ruling would not be binding on the IRS in determining our status. In addition, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

        Tax Consequences if the Debentures Are Characterized as Equity

        If the debentures were characterized as equity for U.S. tax purposes, the U.S. income tax consequences to U.S. Holders generally would not be materially less favorable than those described herein. The principal consequences would be as follows:

        Conversion of Debentures

        If the debentures were characterized as equity for U.S. tax purposes, this would not affect the consequences to a U.S. Holder upon a conversion of debentures into our ordinary shares.

        Disposition of Debentures or Ordinary Shares Issued Upon the Conversion of Debentures

        If the debentures were characterized as equity for U.S. tax purposes, this would not affect the consequences, as described above, to a U.S. Holder who disposes of debentures or ordinary shares issued upon conversion of debentures, except that the special rules described above regarding market discount would not apply.

        Original Issue Discount, Acquisition Premium and Market Discount; Constructive Dividends

        If the debentures were characterized as equity for U.S. tax purposes, the rules described above regarding original issue discount, acquisition premium and market discount would not apply. However, the excess of the amount to be paid at maturity to a U.S. Holder of a debenture over the issue price of the debenture (the “redemption premium”) likely would be treated as a constructive distribution to the U.S. Holder under Section 305 of the Code. Such redemption premium would be taken into account under timing rules similar to those discussed above governing the accrual of original issue discount on a debt instrument. It is also possible that, in certain circumstances, the characterization of the debentures as equity for U.S. tax purposes could affect the determination of whether, under Section 305 of the Code and the applicable Treasury regulations, an adjustment to the conversion price, or a failure to adjust the conversion price, results in a constructive distribution to a U.S. Holder.

        Tax Consequences if We Are a Passive Foreign Investment Company

        If the debentures were characterized as equity for U.S. tax purposes, this generally would not affect the application of the PFIC rules, except that a U.S. Holder of debentures would be able to make a QEF or mark-to-market election.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Israeli law limits foreign currency transactions and transactions between Israeli and non-Israeli residents. The Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits, may regulate or waive these limitations. In May 1998, the Bank of Israel liberalized its foreign currency regulations by issuing a new “general permit” providing that foreign currency transactions are generally permitted, although some restrictions still apply. For example, foreign currency transactions by institutional investors are restricted, including futures contracts between foreign and Israeli residents if one of the base assets is Israeli currency, unless this is a fixed price forward contract for a period of less than one month. Investments outside of Israel by pension funds and insurers are also restricted. Under the new general permit, all foreign currency transactions must be reported to the Bank of Israel, and a foreign resident must report to his financial mediator about any contract for which Israeli currency is being deposited in, or withdrawn from, his account. We cannot currently assess what impact, if any, this liberalization will have on us. We also cannot predict its future impact on the value of the NIS compared to the dollar and the corresponding effect on our financial position and results of operations.

        The State of Israel does not restrict in any way the ownership or voting of ordinary shares of Israeli entities by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

        Our authorized share capital consists of 500 million ordinary shares, par value NIS 1.00 per share. Under our articles of association, the ordinary shares do not have preemptive rights, however, we have granted preemptive rights to a number of our Fab 2 investors, regarding which we will seek waivers in connection with this offering. We may from time to time, by approval of a majority of our shareholders, increase our authorized share capital. All ordinary shares are registered shares, rather than bearer shares.

        The ownership or voting rights of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting rights of ordinary shares of Israeli entities by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel. Our ordinary shares do not have cumulative voting rights for the election of directors. The affirmative vote of the shareholders present in person or by proxy that represent more than 50% of the voting power present in person or by proxy have the power to elect all nominees up for election to our board of directors.

        In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the nominal value of their respective holdings. This liquidation right may be affected by the grant of a preferential dividend or distribution right to the holder of a class of shares with preferential rights that may be authorized in the future. Dividends may be paid only out of profits, as defined in the Israeli Companies Law. Our Board of Directors is authorized to declare dividends, although our bank covenants currently in effect prohibit the payment of dividends on our ordinary shares, unless such payments are approved by our banks.

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Subject to the provisions set forth in Section 46B of the Israeli Securities Law, these voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our major shareholders do not have different voting rights from each other or other shareholders.

        Resolutions of shareholders (e.g. resolutions amending our articles of association, electing or removing directors, appointing an independent registered public accounting firm, authorizing changes in capitalization or the rights attached to our shares or approving a wind-up or merger) require the affirmative vote (at a meeting convened upon advance notice of twenty one days) of shareholders present in person or by proxy and holding shares conferring, in the aggregate, at least a majority of the votes actually cast on such resolutions.

        The quorum required for a meeting of shareholders is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meeting’s commencement that together hold shares conferring in the aggregate more than 33% of the total voting power of our shares. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, in the event a quorum is not present within half an hour of the time fixed for the meetings commencement, the persons present shall constitute a quorum.

        Our registration number at the Israeli Registrar of Companies is 52-004199-7.

        The objective stated in our articles of association is to engage in any lawful activity.

        Modification or abrogation of the rights of any existing class of shares requires either the written consent of all of the holders of the issued shares of such class or the adoption of a resolution by an ordinary majority of a general meeting of holders of such class. The quorum required for a class meeting is at least two shareholders present, in person or by proxy, within half an hour of the time fixed for the meetings commencement that together hold shares conferring in the aggregate at least 33% of the total voting power of the issued shares of such class. If no quorum is present, the meeting shall be adjourned to another time and at the adjourned meeting a quorum shall be constituted in the presence of any number of participants, regardless of the number of shares held by them.

        As of December 31, 2004, 65,699,796 of our ordinary shares were outstanding. As of December 31, 2005, 66,932,056 of our ordinary shares were outstanding. The above numbers of outstanding ordinary shares do not include 1.3 million treasury shares held by us through a trustee.

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10007.

LEGAL MATTERS

        The validity of the securities offered in this prospectus will be passed upon for us by Yigal Arnon & Co., our Israeli counsel, and by Eilenberg & Krause LLP, New York, New York, our United States counsel.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 20-F for the year ended December 31, 2004, and the company’s report on Form 6-K filed on February 2, 2006, have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph about the differences between accounting principles generally accepted in Israel and in the United States of America), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

        We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are nonresidents of the United States, and a substantial portion of our assets and of such persons’ are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors– It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.”

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF
INFORMATION BY REFERENCE

        We have filed a registration statement on Form F-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual reports with, and furnish information to, the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at “http://www.sec.gov.”

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

        The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. We incorporate by reference the documents listed below and amendments to them. These documents and their amendments were previously filed with the Securities and Exchange Commission.

        This prospectus will be deemed to incorporate by reference the following documents previously filed by us with the Securities and Exchange Commission:

—	our registration on Form 8-A filed on November 22, 2005, as amended on December 29, 2005;

—	our annual report on Form 20-F for the year ended December 31, 2004, filed on June 29, 2005, to the extent the information in that report has not been updated or superseded by this prospectus;

—	our report on Form 6-K filed on August 3, 2005, as amended on Form 6-K/A filed on September 22, 2005 and on Form 6-K/A filed on November 7, 2005;

—	our report on Form 6-K filed on November 8, 2005, as amended on Form 6-K/A filed on November 22, 2005;

—	our report on Form 6-K filed on December 19, 2005;

—	our report on Form 6-K filed on January 3, 2006;

—	our report on Form 6-K filed on January 9, 2006;

—	our report on Form 6-K filed on January 17, 2006;

—	our report on Form 6-K filed on February 2, 2006; and

—	any report on Form 6-K, or parts thereof, meeting the requirements of Form F-3 filed after the date of the initial registration statement and prior to its effectiveness, which states that it, or any part thereof, is being incorporated by reference herein.

        This prospectus shall also be deemed to incorporate by reference all subsequent annual reports filed on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Forms 10-Q and 8-K filed by the registrant pursuant to the Exchange Act, prior to the termination of the offering made by this prospectus. We may incorporate by reference into this prospectus, any Form 6-K meeting the requirements of Form F-3 which is submitted to the Securities and Exchange Commission after the date of this prospectus meeting the requirements of this Form. Any such Form 6-K which we intend to so incorporate shall state in such form that it is being incorporated by reference into this Form.

        We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at: Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek, 23105 Israel, Attn: Corporate Secretary, telephone number: 972-4-650-6611. Copies of these filings may also be accessed at our website, www.towersemi.com. Click on “Investor Relations” and then “Filings.”

        A copy of this prospectus, our memorandum of association, our articles of association and the documents filed as exhibits, are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel.

        As a foreign private issuer, we are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

$31,191,606 of Convertible Debentures due 2012
37,517,065 Ordinary Shares

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

March 15, 2006